                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-14
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                        Pre-Effective Amendment No. ____
                        Post-Effective Amendment No. ____
                        (Check appropriate box or boxes)


                          VANGUARD/WINDSOR FUNDS, INC.
               (Exact Name of Registrant as Specified in Charter)

                                 (610) 669-6000
                        (Area Code and Telephone Number)

          100 Vanguard Boulevard, (PO Box 2600), Valley Forge, PA 19482
 (Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

         Raymond J. Klapinsky, Senior Vice President and General Counsel
                            The Vanguard Group, Inc.
          100 Vanguard Boulevard, (PO Box 2600), Valley Forge, PA 19482
 (Name and Address of Agent for Service: Number, Street, City, State, Zip Code)

   Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective under the Securities Act of 1933.

        Calculation of Registration Fee Under the Securities Act of 1933

    ------------------------------------------------------------------------

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940. A Rule 24f-2 Notice for the Registrant's fiscal year ended October 31, 1996, was filed on December 30, 1996.

    It is proposed that this filing will become effective on April 24, 1997, pursuant to Rule 488(a) under the Securities Act of 1933.

                          VANGUARD/WINDSOR FUNDS, INC.
                               WINDSOR FUND SERIES


                              CROSS REFERENCE SHEET
                       (Pursuant to Rule 481 (a) under the
                             Securities Act of 1933)

N-14 Item No. and Caption                           Location in Prospectus
-------------------------                           ----------------------
PART A

1.  Beginning of Registration Statement and         Cover Page of Registration Statement; Front Cover Page of
outside Front Cover Page of Prospectus              Prospectus

2.  Beginning and outside Back Cover Page of        Table of Contents
Prospectus

3.  Synopsis Information and Risk Factors           Summary - Risk Factors; Comparisons of Investment
                                                    Policies and Risk

4.  Information About the Transaction               Summary; Reasons for the Transaction; Information About the
                                                    Transaction

5.  Information About the Registrant                Prospectus Cover Page; Summary; Comparison of Investment
                                                    Policies and Risks; Information Filed with the Securities and
                                                    Exchange Commission

6.  Information About the Company Being Acquired    Prospectus Cover Page; Summary; Information about the Transaction;
                                                    Comparison of Investment Policies and Risks; Information Filed with the
                                                    Securities and Exchange Commission

7.  Voting Information                              Summary; Notice of Special Meeting of Shareholders; Voting
                                                    Information; Voting Information and Principal Stockholders.

8.  Interest of Certain Persons and Experts         None

9.  Additional Information Required for             Not Applicable
Reoffering by Persons Deemed to be Underwriters

N-14 Item No. and Caption                           Location in Statement of Additional Information
-------------------------                           -----------------------------------------------
PART B

10.  Cover Page                                     Cover Page of Statement of Additional Information

11.  Table of Contents                              Not Applicable

12.  Additional Information about the Registrant    Incorporation of Documents by Reference in the Statement of
                                                    Additional Information

13.  Additional Information about the Company       Incorporation of Documents by Reference in the Statement of
being Acquired                                      Additional Information

14.  Financial Statements                           Incorporation of Documents by Reference in the Statement of
                                                    Additional Information

PART C - OTHER INFORMATION

Part C contains the information required by Items 15-17 under the items set forth in the form.

                                 GEMINI II LOGO

                                                                  April , 1997

Fellow Shareholder:

         The accompanying Combined Proxy Statement/Prospectus presents an important proposal for your consideration as a shareholder of Gemini II, Inc. (the "Fund"). In substance, your Board of Directors has proposed that all of the assets of the Fund be acquired--in a tax-free reorganization--in exchange for shares of the Windsor Fund series of Vanguard/Windsor Funds, Inc. ("Windsor Fund") and that the Fund be dissolved.

         As you are aware, the Fund was converted to an open-end investment company on March 3, 1997, thereby giving shareholders the right to redeem their shares at the Fund's net asset value per share. However, the Board of Directors does not believe that it is in the best interests of the Fund to continue operations as a separate open-end investment company over the long term. Since the Fund does not expect to offer additional shares to new investors, the assets of the Fund will necessarily decrease because of redemptions by existing shareholders. As assets decline, it is expected that the Fund's expense ratio will increase, since certain of its expenses are relatively fixed. Through the reorganization, shareholders would own shares of a larger fund with similar investment objectives, that offers more economies of scale to shareholders.

         If this proposal is approved by shareholders, your Fund shares will be exchanged for Windsor Fund shares with an equivalent fair market value. The Fund and Windsor Fund have similar investment objectives and policies, and are managed by the same Wellington Management Company, LLP investment team. In fact, many of the Fund's portfolio securities are also held by Windsor Fund.

         Please take the time to review this document and vote now by signing and returning the enclosed proxy card. If you determine at a later date that you wish to attend this meeting, you may revoke your proxy and vote in person.

         We hope that this Combined Proxy Statement/Prospectus and the Windsor Fund Prospectus will answer all of your questions, but if you have further questions at any time, please do not hesitate to call Vanguard's Investor Information Department at 1-800-420-8574.

                                   Sincerely,


                                   John C. Bogle
                                   Chairman of the Board

                                 GEMINI II LOGO

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of Gemini II:

         NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Gemini II, Inc. (the "Fund") will be held in the Majestic Building, Room 118A, Vanguard Financial Center, 100 Vanguard Boulevard, Malvern, Pennsylvania 19355 on Thursday, June o, 1997 at 9:30 AM, Eastern Time, for the following reasons:

         1. To approve or disapprove an Agreement and Plan of Reorganization between the Fund and Vanguard/Windsor Funds, Inc. on behalf of the Windsor Fund series ("Windsor Fund") that provides for the acquisition of substantially all the assets of the Fund in exchange for shares of Windsor Fund, the distribution of such shares to the shareholders of the Fund, and the liquidation and dissolution of the Fund.

         2. To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

         The transaction contemplated by the Agreement and Plan of Reorganization is described in the attached Combined Proxy Statement/Prospectus. A copy of the Agreement and Plan of Reorganization is attached as Exhibit A thereto.


                                        By Order of the Board of Directors
                                        Raymond J. Klapinsky, Secretary

April   , 1997

                             YOUR VOTE IS IMPORTANT
                        NO MATTER HOW MANY SHARES YOU OWN

PLEASE INDICATE YOUR VOTING INSTRUCTIONS ON THE ENCLOSED PROXY CARD, DATE AND SIGN IT, AND RETURN IT IN THE ENVELOPE PROVIDED, WHICH IS ADDRESSED FOR YOUR CONVENIENCE AND NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES. IN ORDER TO AVOID THE ADDITIONAL EXPENSE TO THE FUND OF FURTHER SOLICITATION, WE ASK YOU TO COOPERATE IN MAILING YOUR PROXY PROMPTLY.

                       COMBINED PROXY STATEMENT/PROSPECTUS

                               Dated April , 1997
                     Acquisition of the Assets of Gemini II
                  By and in Exchange for Shares of Windsor Fund

         This Combined Proxy Statement/Prospectus is being furnished to you in connection with the solicitation of proxies by the Board of Directors of Gemini II, Inc. (the "Fund"). Holders of record at the close of business on April 23, 1997 (the "Record Date"), are entitled to vote at the meeting or any adjourned session. Each share is entitled to one vote. As of the Record Date, there were issued and outstanding o shares of common stock of the Fund.

         Shares represented by a properly executed proxy will be voted in accordance with the instructions thereon, or if no specification is made, the persons named as proxies will vote in favor of the proposal set forth in the Notice of Special Meeting of Shareholders. Proxies may be revoked at any time before they are exercised by the subsequent execution and submission of a revised proxy, by written notice of revocation to the Secretary of the Fund, or by voting in person at the meeting. The mailing address of the Fund is c/o Vanguard Financial Center, 100 Vanguard Boulevard, (PO Box 2600), Valley Forge, PA 19482.

         Shareholders who need instructions to the location of the Special Meeting should call 1-800-420-8574, between the hours of 8:00 A.M. and 9:00 P.M. Eastern Time, on any business day.

         Proxies solicited will be voted at the Special Meeting of Shareholders to approve or disapprove an Agreement and Plan of Reorganization (the "Agreement and Plan"). The Agreement and Plan provides for the acquisition of substantially all the assets of the Fund in exchange for shares of Windsor Fund. The Fund and Windsor Fund employ the same investment adviser (Wellington Management Company, LLP) and have substantially similar investment objectives and policies. The principal executive offices of the Fund and Windsor Fund Inc. are located at 100 Vanguard Boulevard, (P.O. Box 2600), Valley Forge, PA 19482, Telephone No. 1-800-420-8574.

         Following such transfer, shares of Windsor Fund will be distributed to shareholders of the Fund in complete liquidation of the Fund. Individual shareholders of the Fund will receive that number of shares of Windsor Fund having an aggregate net asset value equal to the aggregate net asset value of such shareholder's shares of the Fund.

         Windsor Fund is a diversified series of Vanguard/Windsor Funds, Inc. Vanguard/ Windsor Funds, Inc. is a no-load, diversified management investment company, and like the Fund, is a member fund of The Vanguard Group of Investment Companies. Windsor Fund is one of two series of Vanguard/Windsor Funds, Inc. Windsor Fund's investment objective is to seek to provide long-term growth of capital and income by investing primarily in common stocks. Windsor Fund's secondary objective is to provide current income. Windsor Fund seeks to achieve these objectives by investing primarily in common stocks, which are selected principally on the basis of fundamental value. Although Windsor Fund invests primarily in common stocks, it may invest in money market instruments, fixed income securities, convertible securities and other equity securities, such as preferred stocks. The investment policies and restrictions and, consequently, the risks of investing in Windsor Fund are similar to those of the Fund. There can be no assurance that Windsor Fund will achieve its objectives. Shares of Windsor Fund are neither insured nor guaranteed by any agency of the U.S. Government, including the FDIC.

         The Fund will request broker-dealer firms, custodians, nominees and fiduciaries to forward proxy material to the beneficial owner of the shares owned of record by such persons. The Fund may reimburse such broker-dealer firms, custodians, nominees and fiduciaries for their reasonable expenses incurred in connection with such proxy solicitation. In addition to solicitations by mail, some of the officers and employees of the Fund and The Vanguard Group, Inc. ("Vanguard"), without extra remuneration, may conduct additional solicitations by telephone, telegraph and personal interviews. The Fund has engaged Corporate Investor Communications to solicit proxies from brokers, banks, other institutional holders and individual shareholders for an approximate fee, including out-of-pocket expenses, of $ o .

         This Combined Proxy Statement/Prospectus, which should be retained for future reference, sets forth concisely the information about Windsor Fund that a prospective investor should know before investing. This Combined Proxy Statement/Prospectus is accompanied by the Prospectus of Windsor Fund dated February 28, 1997, and an annual report for Windsor Fund for its fiscal year ended October 31, 1996, which are incorporated by reference into this Prospectus/Proxy Statement and included hereto as Exhibits B and C, respectively. A Statement of Additional Information dated February 28, 1997, relating to this Combined Proxy Statement/Prospectus, the transactions described herein and the parties thereto, has been filed with the Securities and Exchange Commission and is incorporated by reference into this Combined Proxy Statement/Prospectus. A copy of that Statement of Additional Information may be obtained without charge by writing to the address noted above or by calling 1-800-420-8574. A Registration Statement for the Fund, filed with the Securities and Exchange Commission on March 5, 1997, as well as an Annual Report for the Fund for its fiscal year ended December 31, 1996, also on file with the Securities and Exchange Commission; are incorporated herein by reference. Each of these documents is available without charge upon request to the Fund. This Combined Proxy Statement/Prospectus will first be sent to shareholders on or about April 30, 1997.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS COMBINED PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS COMBINED PROXY STATEMENT/PROSPECTUS AND IN THE MATERIALS EXPRESSLY INCORPORATED HEREIN BY REFERENCE AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND OR WINDSOR FUND.

                                     SUMMARY

         This summary of certain information contained in this Combined Proxy Statement/Prospectus is qualified by reference to the more complete information contained elsewhere in this Combined Proxy Statement/Prospectus, the Agreement and Plan and the Windsor Fund prospectus, included herein as Exhibits A and B, respectively.

Proposed Transaction

         At a meeting held on November 15, 1996, the Board of Directors of the Fund unanimously approved the Agreement and Plan providing for the acquisition of substantially all of the assets of the Fund by Windsor Fund, in exchange for shares issued by Windsor Fund and the distribution of such Windsor Fund shares received, in complete liquidation of the Fund. (The proposed transaction is referred to in this Combined Proxy Statement/Prospectus as the "Transaction" or the "Reorganization"). The value of shares issued by Windsor Fund in connection with the Transaction will equal the value of the assets of the Fund.

         Pursuant to the Agreement and Plan, shares issued by Windsor Fund to the Fund will be distributed to the shareholders of the Fund in complete liquidation of the Fund. As a result, shareholders of the Fund will cease to be shareholders of such Fund and will instead be the owners of that number of full and fractional shares of Windsor Fund having an aggregate net asset value equal to the aggregate net asset value of the shares of the Fund on the closing date of the Transaction.

         For the reasons set forth below under "Reasons for the Transaction," the Board of Directors of the Fund has unanimously concluded that the Transaction is in the best interests of the shareholders of the Fund and, therefore, recommends approval of the Agreement and Plan. The Board of Directors of the Fund and the Board of Directors of Vanguard/Windsor Funds, Inc, respectively, also concluded that no dilution would result to the shareholders of the Fund or Windsor Fund, respectively, as a result of the Transaction.

Voting Information

         The affirmative vote of the holders of a majority of the outstanding shares of the Fund on the Record Date is necessary to approve the Agreement and Plan. Under relevant state law and the Fund's corporate documents, abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present at the Special Meeting, but will not be counted for purposes of determining whether the matter to be voted upon has been approved.

         Each shareholder will be entitled to one vote for each share of the Fund held on the Record Date. If you give no voting instructions on your proxy, your shares will be voted in favor of the Agreement and Plan. Shareholders of record of the Fund at the close of business on Record Date will be entitled to vote at the Special Meeting.

Tax Consequences

         The Fund and Windsor Fund have received a private letter ruling from the Internal Revenue Service substantially to the effect that the Transaction will not result in material adverse federal income tax consequences to the Fund or Windsor Fund, and that the holders of shares of the Fund will not recognize any gain or loss. For further information about the tax consequences of the Transaction, see "Information About The Transaction-Tax Consequences."

Investment Objectives and Policies

         The Fund's investment objectives are to seek (a) long-term capital appreciation, and (b) current and long-term growth of income, by investing at least 80% of its assets in common stocks. The Fund may also invest in other equity securities, bonds, notes and money market instruments, although it will not invest more than 20% of its assets in such securities except for temporary defensive purposes. The Fund's stocks are selected principally on the basis of fundamental investment value and, at the time of purchase, may be deemed by the investment adviser to be overlooked or undervalued in the market-place. The key to the valuation process is the relationship of a company's underlying earning power and dividend payout to the market price of its stock. The Fund's holdings are usually characterized by relatively low price-earnings ratios and above average yields, in each case as compared to the Standard & Poor's 500 Composite Price Index (the "S&P 500 Index").

         The investment objective of Windsor Fund is to provide growth of capital and income. Its secondary objective is to provide current income. Windsor Fund invests primarily in common stocks, which are selected on the basis of fundamental investment value in the same manner as described above for the Fund. Although Windsor Fund invests primarily in common stocks, it may invest in money market instruments, fixed income securities, convertible securities and other equity securities, such as preferred stock. No more than 35% of Windsor Fund's assets will be committed to short-term fixed income securities for purposes other than taking a temporary defensive position. Windsor Fund may also invest up to 20% of its assets in foreign securities and may engage in foreign currency transactions with respect to such investments.

Management, Administrative and Distribution Services

         The Fund and Windsor Fund (through Vanguard/Windsor Funds, Inc.) are members of The Vanguard Group of Investment Companies ("The Vanguard Group"), a family of 30 mutual funds with more than 90 distinct investment portfolios and total assets in excess of $257 billion. Through their jointly-owned subsidiary, Vanguard, the member funds of the group obtain at cost virtually all of their corporate management, administrative and distribution services. Vanguard also provides investment advisory services on an at-cost basis to certain of the member funds.

         The officers of each member fund manage its day-to-day operations and are responsible to each fund's Board of Directors. The Directors set broad policies for each fund and choose its officers. Vanguard employs a supporting staff of management and administrative personnel needed to provide the requisite services to the member funds and also furnishes the funds with necessary office space, furnishings and equipment. Each member fund pays its share of Vanguard's total expenses relating to these services, which are allocated among the funds under methods approved by the Board of Directors (Trustees) of each fund. In addition, each fund bears its own direct expenses, such as legal, auditing and custodian fees.

         Vanguard provides all distribution and marketing services for the member funds, except for the Fund, because the Fund does not offer additional shares for sale. The principal distribution expenses are for advertising, promotional materials, and marketing personnel. Distribution services may also include organizing and offering to the public, from time to time, one or more new investment companies which will become members of The Vanguard Group. The Directors and officers of Vanguard determine the amount to be spent on each member fund, and whether to organize new investment companies.

         One-half of the distribution expenses of a marketing and promotional nature is allocated among the member funds (including the Fund) based upon their relative net assets. The remaining one-half of these expenses is allocated among the member funds (except the Fund) based on each fund's share sales for the preceding 24 months relative to the total share sales of all member funds as a group, provided, however, that no fund's aggregate quarterly rate of contribution for distribution expenses of a marketing and promotional nature shall exceed 125% of the average distribution expense rate for the group, and that no fund shall incur annual distribution expenses in excess of 20/100 of 1% of its average month-end net assets.

Investment Adviser and Advisory Fees

         Wellington Management Company, LLP ("WMC"), 75 State Street, Boston, MA 02109 has served as investment adviser to the Fund since the Fund's inception in 1985 and to Windsor Fund since Windsor Fund's inception in 1958. Charles T. Freeman, Senior Vice President of WMC, serves as portfolio manager of the Fund and Windsor Fund. Mr. Freeman joined WMC in 1969 and served as assistant portfolio manager of the Fund (since 1985) and Windsor Fund (since 1969) until his appointment as portfolio manager of the Fund and Windsor Fund in January, 1996.

         Pursuant to an investment advisory agreement dated March 3, 1997, WMC manages the investment and reinvestment of the assets of the Fund and continuously reviews, supervises and administers the Fund's investment program. WMC discharges its responsibilities subject to the control of the officers and Directors of the Fund. The Fund pays WMC a fee (the "Basic Fee") at the end of each fiscal quarter, calculated by applying a quarterly rate, based on the following percentage rates, to the Fund's average month-end net assets for the quarter:

          Net Assets                         Annual Rate
          ----------                         -----------
          First $300 million                   0.350%
          Over $300 million                    0.275%

         The Basic Fee, as provided above, may be increased or decreased by an amount equal to 0.10% per annum (0.025% per quarter) of the average month-end net assets of the Fund if the Fund's investment performance for the 36 months preceding the end of the quarter is 12 percentage points or more above or below, respectively, the investment record of the S&P 500 Index for the same period; or by an amount equal to 0.05% per annum (0.0125% per quarter) if the Fund's investment performance for such 36 months is 6 but less than 12 percentage points above or below, respectively, the investment record of the S&P 500 Index.

         During the fiscal year ended December 31, 1996, the Fund paid WMC a base advisory fee of approximately $1,356,000 (0.33% of average net assets), before a decrease of approximately $185,000 (0.05% of average net assets) based on the Fund's investment performance.

         Pursuant to an investment advisory agreement dated August 1, 1996, WMC manages the investment and reinvestment of the assets of Windsor Fund and continuously reviews, supervises and administers Windsor Fund's investment program. Windsor Fund pays WMC a Basic Fee at the end of each fiscal quarter, calculated by applying a quarterly rate, based on the following annual percentage rates, to Windsor Fund's average month-end net assets for the quarter:

          Net Assets                         Annual Rate
          ----------                         -----------
          First $17.5 billion                  0.125%
          Over $17.5 billion                   0.100%

         Beginning with the quarter ending July 31, 1999, the Basic Fee, as provided above, may be adjusted based on the investment performance of Windsor Fund as compared to the investment record of the S&P 500 Index over a rolling 36-month period. Under this incentive/penalty fee arrangement, the Basic Fee may be increased or decreased by as much as 67% of the Basic Fee on the first $17.5 billion of Windsor Fund's average net assets and by as much as 90% of the Basic Fee on the average net assets of Windsor Fund in excess of $17.5 billion. Until July 31, 1999, a "blended" incentive/penalty fee rate will be used for each of the 12 quarters then ending. This blended rate is calculated by applying varying percentages based on (i) the incentive/penalty fee applicable to the August 1, 1996 agreement described above, and (ii) the incentive/penalty fee applicable to a prior agreement, which is substantially identical to the incentive/penalty fee arrangement described for the Fund.

         During the fiscal year ended October 31, 1996, Windsor Fund paid WMC a base advisory fee of approximately $18,816,000 (0.13% of average net assets) before a decrease of approximately $4,417,000 (0.03% of average net assets) based on the Fund's investment performance. This fee was paid under a previous investment advisory agreement providing for a higher Basic Fee rate.

Expense Tables

         On February 28, 1997, the Fund had total net assets of approximately $336,832,000. On the same date, Windsor Fund had total net assets of approximately $18,115,245,000. Primarily because of Windsor Fund's asset size, its expense ratio is lower that that of the Fund and most other mutual funds. The next table compares the operating expenses that shareholders would incur as a shareholder of the Fund and Windsor Fund for each Fund's most recently completed fiscal year. These expenses are deducted from each fund's income before it is paid to shareholders. Expenses include investment advisory fees as well as the costs of administering each fund, maintaining shareholder accounts, providing shareholder services, and other activities. It is not expected that the transaction will have a material effect on Windsor Fund's expenses.

                PRO FORMA FEE TABLE FOR THE FUND AND WINDSOR FUND
                                   (Unaudited)

                                                    Actual
                                         -------------------------------
                                         The Fund          Windsor Fund        Pro Forma
                                         --------          ------------        After
                                    (FY Ended 12/31/96) (FY Ended 10/31/96     Transaction
                                    ------------------- ------------------     -----------
Shareholder Transaction Expenses
         Sales Load Imposed on
           Purchases:                     None                 None                None
         Sales Load Imposed on
           Reinvested Dividends:          None                 None                None
         Redemption Fees:                 None                 None                None
         Exchange Fees:                   None                 None                None
Annual Fund Operating Expenses
         Management and
           Administrative Expenses:       0.13                 0.18%               o
         Investment Advisory
           Expenses:                      0.28%                0.10%               o
         12b-1 Marketing Fees:            None                 None                None
         Other Expenses:
           Marketing and Distri-
             bution Costs:                0.00                 0.02%               o
           Miscellaneous Expenses
             (e.g. taxes, auditing):      0.04                 0.01%               o
Total Operating Expenses
           (Expense Ratio):               0.45                 0.31%               o

------------------------

Example:

         Based on the level of expenses listed above, an investor would pay the following expenses on a $1,000 investment, assuming a 5% annual return and redemption at the end of each time period:

                          1 Year       3 Years        5 Years      10 Years
                          ------       -------        -------      --------
The Fund                   $5            $14            $25          $57
Windsor Fund
(After Transaction)         3             10             17           39

         The foregoing tables are designed to assist the investor in understanding the various costs and expenses that a shareholder will bear directly or indirectly. The example should not be considered a representation of past or future expenses and actual expenses and returns may be greater or lesser than those shown.

                              FINANCIAL HIGHLIGHTS

Gemini II

         The following financial highlights table shows the results for a share outstanding for each of the last ten years ended December 31, 1996. The financial highlights, insofar as they relate to each of the first years ended December 31, 1996, were audited by Price Waterhouse LLP, independent accountants. You should read this information in conjunction with the Fund's financial statements and accompanying notes, which appear, along with the unqualified audit report from Price Waterhouse, in the Fund's most recent Annual Report to shareholders. The Annual Report is incorporated by reference in the Statement of Additional Information and in this prospectus, and contains a more complete discussion of the Fund's performance.

                                                                           Year Ended December 31,
                                                           -------------------------------------------------------
For a Share Outstanding Throughout Each Year                 1996        1995         1994        1993       1992
------------------------------------------------------------------------------------------------------------------
Income Shares
    Net Asset Value, Beginning of Year..................... $ 9.33      $ 9.34       $ 9.33      $ 9.33     $ 9.34
------------------------------------------------------------------------------------------------------------------
    Net Investment Income..................................   1.94        1.79         1.74        1.66       1.66
    Distributions from Net Investment Income...............  (1.93)      (1.80)       (1.73)      (1.66)     (1.67)
------------------------------------------------------------------------------------------------------------------
    Net Asset Value, End of Year........................... $ 9.34      $ 9.33        $9.34      $ 9.33     $ 9.33
==================================================================================================================
Capital Shares
    Net Asset Value, Beginning of Year..................... $26.35      $19.03       $22.10      $18.71     $16.28
------------------------------------------------------------------------------------------------------------------
    Realized Net Gain on Investments.......................   3.27        4.01         1.73        2.69       1.77
    Distributions from Realized Capital Gains..............   (.24)       (.11)         --         --         (.08)
    Provision for Taxes on Capital Gains Retained..........  (1.06)      (1.37)        (.61)       (.94)      (.37)
    Unrealized Appreciation (Depreciation).................    .43        4.79        (4.19)       1.64       1.71
------------------------------------------------------------------------------------------------------------------
Net Asset Value, End of Year............................... $28.75      $26.35       $19.03      $22.10     $18.71
==================================================================================================================

For a Share Outstanding Throughout Each Year                 1991        1990         1989        1988       1987
------------------------------------------------------------------------------------------------------------------
Income Shares
    Net Asset Value, Beginning of Year..................... $ 9.34      $ 9.37       $ 9.38      $ 9.39     $ 9.73
------------------------------------------------------------------------------------------------------------------
    Net Investment Income..................................   1.65        1.63         1.58        1.41       1.38
    Distributions from Net Investment Income...............  (1.65)      (1.66)       (1.59)      (1.42)     (1.72)
------------------------------------------------------------------------------------------------------------------
    Net Asset Value, End of Year........................... $ 9.34      $ 9.34       $ 9.37      $ 9.38     $ 9.39
==================================================================================================================
Capital Shares
    Net Asset Value, Beginning of Year..................... $11.51      $17.44       $16.56      $12.98     $13.87
------------------------------------------------------------------------------------------------------------------
    Realized Net Gain on Investments.......................   1.17         .38         1.14        1.09       3.14
    Distributions from Realized Net Gain...................   (.22)       (.11)        (.19)       (.22)      (.04)
    Provision for Taxes on Capital Gains Retained..........   (.53)       (.09)        (.33)       (.29)     (1.07)
    Unrealized Appreciation (Depreciation).................   3.75       (6.11)         .26        3.00      (2.92)
------------------------------------------------------------------------------------------------------------------
Net Asset Value, End of Year............................... $16.28      $11.51       $17.44      $16.56     $12.98
==================================================================================================================

Purchase Price, Redemption Price, Dividends and Distributions

Shares of the Fund are not offered or sold to new investors. Currently, shares of Windsor Fund are not being offered or sold to new investors, except for certain qualified retirement plans. Current shareholders of Windsor Fund (including shareholders of the Fund following consummation of the Transaction) may make additional investments, but the aggregate amount of such investments made during any calendar year may not exceed $25,000. Regular annual purchases to existing Windsor Fund retirement accounts are also accepted, but the total of such purchases may not exceed $25,000. Subsequent investments by current shareholders may be made only by mail ($100 minimum), wire ($1,000 minimum) or exchanges from other Vanguard fund accounts. The purchase price for shares of Windsor Fund is the net asset value per share following receipt of the purchase request.

         Shares of both the Fund and Windsor Fund may be redeemed at their respective net asset value per share next determined after Vanguard receives all required documents in good order. Shares of both the Fund and Windsor Fund may be exchanged for shares of other Vanguard member funds subject to certain limitations, as set forth in the Prospectus of the respective fund.

         The Fund and Windsor Fund each have policies of distributing substantially all of their net investment income and net capital gains to their respective shareholders. If the Transaction is approved by shareholders of the Fund, the Fund will pay a final distribution consisting of all accumulated net investment income and realized capital gains a few days before the Closing Date. If the Transaction is not approved by shareholders of the Fund, the Fund will distribute all its net investment income and realized capital gains on an annual basis.

         Each June and December, Windsor Fund distributes to shareholders virtually all of its income from interest and dividends. Any capital gains realized from the sale of securities are distributed by Windsor Fund in December of each year. Distributions of income dividends and capital gains will be automatically invested in additional shares of Windsor Fund, unless the shareholder elects to receive these distributions in cash.

Risk Factors

         Because of the similarities of the investment objectives and policies of the Fund and Windsor Fund, the investment risks associated with an investment in the Fund are generally the same as those of Windsor Fund. See "Comparison of Investment Policies and Risk" below, and the accompanying Prospectus of Windsor Fund for details.

                           REASONS FOR THE TRANSACTION

         The Fund was founded in 1985 as a closed-end investment company, with two classes of capital stock outstanding (referred to as Income Shares and Capital Shares, respectively). As required by the charter of the Fund, all of the issued and outstanding Income Shares were redeemed by the Fund on January 31, 1997. Following approval by the shareholders of the Capital Shares on February 19, 1997, the Fund was converted to an open-end investment company on March 3, 1997, with one class of common stock outstanding. As an open-end investment company, shareholders of the Fund may redeem their shares at any time at the Fund's net asset value per share next determined after receipt by the Fund of a proper request for redemption.

         The Fund has not offered or sold additional shares since its conversion to an open-end investment company, and thus it has had no cash inflow from new share purchases by investors. It is expected that the assets of the Fund will decline because there is no cash inflow to offset share redemptions. The Fund's Board of Directors does not believe that it is in the best interests of the Fund and its shareholders to continue its operations under these circumstances. As the Fund's assets decline, it is likely that the Fund's expense ratio will increase, since certain of the Fund's costs are relatively fixed. Accordingly, the Board of Directors of the Fund, on November 15, 1996, unanimously approved a proposal to transfer substantially all of the assets of the Fund to Windsor Fund in exchange for shares of Windsor Fund and to liquidate and dissolve the Fund following its conversion to an open-end investment company. The members of the Board of Directors of the Fund also serve as Directors of Vanguard/Windsor Funds, Inc.

         In considering its decision, the Fund's Board of Directors reviewed the potential benefits to be gained by shareholders of the Fund as well as any additional costs to be borne by it. In determining whether to recommend approval of the Transaction to shareholders, the Board of Directors considered, among other factors: the original purpose of the Fund; the expense ratios of the Fund and Windsor Fund, as well as similar funds; the comparative investment performance of the Fund and Windsor Fund with the performance of similar funds; the compatibility of the investment objectives, policies and restrictions of the Fund and Windsor Fund; the tax consequences of the Transaction; and the experience of the WMC investment management team responsible for managing the assets of the Fund and Windsor Fund. The principal factors upon which this decision was based were the following:

                  1. The Fund was organized as a Maryland corporation on
     o 1985 for the specific purpose of operating as a "dual-purpose" closed-end investment company, with two classes of stock outstanding. Equal numbers of each class of shares were authorized and issued. The holders of the Income Shares were entitled to all investment income, and the holders of the Capital Shares were entitled to all realized capital gains. The "dual-purpose" structure of the Fund had a limited life with the Fund's charter requiring that all the Fund's Income Shares be redeemed on January 31, 1997. Following the redemption of the Income Shares, there were no compelling reasons to continue the Fund as an open-end investment company.

                  2. The investment objectives and policies of the Fund and Windsor Fund are similar. Each fund seeks long-term growth of capital and income and, as a secondary objective, current income, by investing primarily in common stocks. The funds are managed by the same WMC investment advisory team using the same investment techniques and applying the same investment philosophies. The securities held by the Fund and Windsor Fund have similar investment characteristics. In fact, on February 28, 1997, 25 of the 35 securities issuers represented in the Fund's Portfolio were also held by Windsor Fund.

                  3. Although future results cannot be predicted, the investment performance of the Fund has generally paralleled that of Windsor Fund over the Fund's history. While Windsor Fund's past results have exceeded those achieved by the Fund, both funds have demonstrated records of performance that have, with reasonable consistency, surpassed that of other mutual funds with similar investment objectives and policies. See "Performance Summary."

                  4. As shareholders of a substantially larger fund, the Fund's shareholders will obtain the benefits of a potentially lower expense ratio because the fixed and variable costs of fund operations are spread over a larger asset base.

                  5. No dilution will result to the shareholders of the Fund or Windsor Fund from the Transaction.

         FOR THE REASONS DISCUSSED ABOVE, THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE AGREEMENT AND PLAN. If the Agreement and Plan is not approved, the Board of Directors will consider other possible courses of action with respect to the Fund, including dissolution and liquidation.

                               PERFORMANCE SUMMARY

         The following table shows the investment results of the Fund and Windsor Fund as compared to changes in the S&P 500 Index (an unmanaged market indicator of the 500 common stocks included in the Index, weighted by market value). This comparison is designed to provide a historical basis for evaluation of the proposed Reorganization by covering the relative investment performance of the Fund, Windsor Fund and the S&P 500 Index over the last ten years. The results shown represent "total return" investment performance which assumes the reinvestment of all capital gains and income dividends for the indicated periods. The investment performance should be considered in light of each Fund's investment objectives and policies, the characteristics and quality of each Fund's investments, and the period selected. Please note that future investment results cannot be predicted; past performance is not necessarily indicative of future results.

       Calendar Year           The Fund         Windsor Fund          S&P 500
       --------------          --------         ------------          -------
            1987                  6.36                1.23               5.26
            1988                 24.85               28.70              16.61
            1989                 11.48               15.02              31.67
            1990               - 15.46             - 15.50            -  3.10
            1991                 34.86               28.55              30.47
            1992                 18.09               16.50               7.62
            1993                 21.63               19.37              10.08
            1994               -  2.48             -  0.15               1.32
            1995                 38.20               30.15              37.58
            1996                 16.17               26.36              22.96
                               -------             -------            -------
         Cumulative             279.51              271.70             314.91
     Average Annual Rate         14.27               14.03              15.29

                        INFORMATION ABOUT THE TRANSACTION

         The following summary of the Agreement and Plan does not purport to be complete, and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Agreement and Plan, a copy of which is attached hereto as Exhibit A.

Method of Carrying Out Reorganization

         If the shareholders of the Fund approve the Agreement and Plan, the reorganization of the Fund will be consummated promptly after the various conditions to the obligations of each of the parties are satisfied. (See "Conditions Precedent to Closing.") Consummation of the Reorganization (the "Closing Date") will be on June o, 1997, or such other date as is agreed to by the Fund and Vanguard/Windsor Funds, Inc., provided that the Agreement and Plan may be terminated by either party if the Closing Date does not occur on or before December 31, 1997.

         On the Closing Date, the Fund will transfer substantially all of its assets in exchange for shares of Windsor Fund having an aggregate net asset value equal to the aggregate value of net assets so transferred as of 4:00 p.m. Eastern Time on the Closing Date. The stock transfer books of the Fund will be permanently closed as of 4:00 p.m. Eastern Time on the Closing Date and only requests for redemption of shares of the Fund received in proper form prior to 4:00 p.m. Eastern Time on the Closing Date will be accepted by the Fund. Redemption requests relating to the Fund received by the Fund thereafter shall be deemed to be redemption requests for shares of Windsor Fund to be distributed to the former shareholders of the Fund.

         The Fund will distribute as of the Closing Date such shares of the Windsor Fund pro rata to its shareholders of record on the Record Date. The total number of shares to be distributed shall be determined by dividing the aggregate net assets of the Fund to be transferred (computed in accordance with the policies and procedures set forth in the current prospectus of Windsor Fund and using market quotations determined by Vanguard) by the net asset value per share of the shares of Windsor Fund as of 4:00 p.m. Eastern Time on the Closing Date.

         Since the relative asset values of the Fund and Windsor Fund have not yet been ascertained for the purposes of the Closing, it is not possible to determine the exact exchange ratio until the Closing Date. Fluctuations and relative performances of the Fund and Windsor Fund, among other matters, will affect this ratio. As the close of business on February 28, 1997, each share of the Fund would have been valued at $30.84 and each share of Windsor Fund would have been valued at $17.70 for purposes of computing the exchange ratio. Using this value, a total of approximately 19,030,056 shares of Windsor Fund would have been issuable to the Fund pursuant to the Agreement, representing an exchange ratio of 1.7424 shares of Windsor Fund for each share of the Fund then outstanding.

         To the extent permitted by law, the Agreement and Plan may be terminated and the Reorganization abandoned at any time before or, to the extent permitted by law, after the approval of shareholders of the Fund by mutual consent of the parties to the Agreement.

         In the event that the shareholders of the Fund do not approve the Agreement and Plan, the net assets of the Fund will not be transferred on the Closing Date and the obligations of the Fund under the Plan shall not be effective.

Conditions Precedent to Closing

         The obligation of the Fund to transfer its assets to Windsor Fund pursuant to the Agreement and Plan is subject to the satisfaction of certain conditions precedent, including performance by the Fund, in all material respects, of its agreements and undertakings under the Agreement and Plan, the receipt of certain documents from the Fund, the receipt of an opinion of counsel to the Fund, and requisite approval of the Agreement and Plan by the shareholders of the Fund, as described above. The obligations of Windsor Fund to consummate the Transaction are subject to the satisfaction of certain conditions precedent, including the performance by Windsor Fund of its agreements and undertakings under the Agreement and Plan, the receipt of certain documents and financial statements from Windsor Fund, and the receipt of an opinion of counsel to Windsor Fund.


Expenses of the Reorganization

         The Fund and Windsor Fund will each bear such expenses of entering into and carrying out the provisions of the Agreement and Plan as will be separately incurred by it. The expenses of Windsor Fund will include legal and accounting fees estimated at $*. The Fund's expenses will include: the costs of the special meeting; proxy costs (including the costs of solicitation, printing and mailing of this Combined Proxy Statement/Prospectus); the expenses of its proposed liquidation after dissolution; and legal and accounting fees. It is estimated that these expenses will not exceed $*.


Tax Considerations

         The Fund has received a private letter ruling from the Internal Revenue Service to the effect that the Reorganization will qualify for federal income tax purposes as a tax-free reorganization under section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the "Code"), with no gain or loss recognized as a consequence of the Reorganization by each of the Funds, or the shareholders of the Fund or Windsor Fund.

         A Fund shareholder basis in the Windsor Fund shares received in the reorganization will equal the basis of the Fund shares surrendered in the exchange.

         Shareholders of the Fund should consult their tax advisers regarding the effect, if any, of the Reorganization in light of their individual circumstances. Since the foregoing discussion only relates to the federal income tax consequences of the Reorganization, shareholders of the Fund should also consult their tax advisers as to state and local tax consequences, if any, of a Reorganization.

Litigation

         Neither the Fund nor Windsor Fund is involved in any litigation.

Description of Shares of Windsor Fund

         Immediately following the Closing Date, the Fund will dissolve and distribute pro rata to its shareholders of record as of the close of business on the Closing Date the shares of Windsor Fund received by the Fund. Such liquidation and distribution will be accomplished by the establishment of open accounts on the share records of Windsor Fund in the names of such Fund shareholders and representing the respective pro rata number of shares of Windsor Fund due such shareholders. Fractional shares of Windsor Fund will be carried to the third decimal place. As of the Closing Date all certificates representing shares of the Fund shall be cancelled. Shares of Windsor Fund shall be issued to shareholders of the Fund in a certificate form, which is the standard procedure for Vanguard Funds.

         There are no material differences between the rights of Fund shareholders and the rights of Windsor Fund shareholders. Vanguard/Windsor Fund, Inc. and the Fund are each Maryland corporations. Shares of both Funds are fully paid and nonassessable. Holders thereof have noncumulative voting rights and equal rights with respect to dividends, assets and liquidations, but no preemptive rights. Shareholders of the Fund will not be entitled to any "dissenters rights" under Maryland law since the reorganization is between two open-end investment companies registered under the Investment Company Act of 1940 (the "1940 Act").

         However, shareholders of the Fund who find that the proposed Reorganization does not meet their particular investment needs and objectives, may consider two additional options: (1) exchanging their holdings without sales commissions into another mutual fund in The Vanguard Group currently offering its shares to new investors which is better suited to their goals; or (2) redeeming shares of the Fund for cash. These options are available to a Fund shareholder both before and, as a Windsor Fund shareholder, after the Reorganization. Exchanges and redemptions are both taxable events so either action will result in the realization of a capital gain or capital loss to the shareholder, depending upon the cost basis of the shareholder's investment.

         Windsor Fund intends to comply with the provisions of the Maryland General Corporation Law which eliminates the necessity of holding an annual meeting for all corporations registered under the 1940 Act, in any year in which the election of Directors is not required to be acted upon by shareholders under the 1940 Act.

         Vanguard/Windsor Fund, Inc. is a multi-series investment company that currently issues shares representing interests in two series, and shareholders of each series currently vote in the aggregate with the shareholders of the other series on certain matters (for example, the election of directors and ratification of independent accountants). The Fund presently issues only one class of shares and, therefore, its shareholders do not vote in the aggregate with any other shareholder class.

                                 CAPITALIZATION


         The following table shows the capitalization of the Fund and Windsor Fund as of February 28, 1997, and on a pro forma basis as of that date giving effect to the proposed acquisition of assets at net asset value.


                                              The Fund               Windsor Fund               Pro Forma Combined
                                              --------               ------------               ------------------
Net Assets                                  $336,832,000            $18,115,245,000              $18,452,077,000
Net Asset Value Per Share                         $30.84                     $17.70                       $17.70
Shares Outstanding                            10,920,550              1,023,832,038                1,042,862,094


                   COMPARISON OF INVESTMENT POLICIES AND RISKS


         In seeking to achieve their respective investment objectives, the Fund and Windsor Fund are guided by substantially similar policies and restrictions that should be considered by the shareholders of the Fund. These policies and restrictions are summarized below. The investment objectives, investment policies, investment restrictions and risk factors relating to Windsor Fund are set forth in more detail in the Windsor Fund Prospectus accompanying this Combined Proxy Statement/ProspectusProspectus.


Investment Policies and Risk Factors

         The Fund and Windsor Fund each seek to provide long-term growth of capital and as a secondary objective, some dividend income, by investing primarily in large- and mid-capitalization common stocks that offer prospects for capital growth and dividend income. As with any investment in common stocks, investors in the Fund or Windsor Fund could lose money.

         In this respect, the Fund and Windsor Fund are subject to the following risk factors:

         1. Market Risk. This refers to the possibility that stock prices overall will decline over short or even extended periods of time.

         2. Objective Risk. This refers to the possibility that returns from the type of stocks that the fund invests in will trail returns from the overall stock market.

         3. Security Selection and Manager Risk. This refers to the possibility that the fund's investment adviser may do a poor job of selecting stocks. In general, the more diversified a fund's portfolio of stocks, the less likely that a specific stock's poor performance will hurt the fund. The Fund and Windsor Fund are both diversified investment companies in that neither will, with respect to 75% of its assets, purchase more than 10% of the outstanding securities of any issuer or invest more than 5% of the value of its net assets in the securities of any one issuer. One measurement of a fund's level of diversification is the percentage of total net assets of the fund represented by its

10 largest holdings. The average U.S. equity mutual fund has about 25% of its assets invested in its 10 largest holdings. In this respect, Windsor Fund may be considered to be less diversified than the average equity mutual fund because on February 28, 1997, Windsor Fund's top ten holdings represented about 38% of Windsor Fund's total net assets. On the same date, the Fund's top ten holding represented o% of its total net assets.

         4. Foreign Securities. The Fund and Windsor Fund each have the flexibility to invest in foreign securities. On December 31, 1996 (the end of the Fund's fiscal year), the Fund had about 4.9% of its total net assets invested in foreign securities. On October 31, 1996 (the end of Windsor Fund's fiscal year), Windsor Fund had about 6.7% of its total net assets invested in foreign securities. Although the Fund has never had a written policy concerning investment in foreign securities, it has adhered to a general guideline that it would not invest more than 10% of its total net assets in foreign securities. Windsor Fund has a written policy allowing it to invest up to 20% of its assets in foreign securities.

         By investing in foreign securities, a fund is subject to "country risk," and "currency risk." "Country risk" is the possibility that political events (such as war) financial problems (such as government default) or natural disasters (such as an earthquake) will weaken a country's economy and cause investments in that country to lose money. "Currency risk" is the possibility that a "stronger" U.S. dollar will reduce returns for Americans investing overseas. Generally, when the dollar rises in value against a foreign currency, an American's investment in that country loses value because that country's currency is worth fewer U.S. dollars. On the other hand, a "weaker" dollar generally leads to higher returns for Americans holding foreign investments.

         Because foreign stock markets operate differently from the U.S. market, Americans investing abroad will encounter risks not typically associated with U.S. companies. For instance, foreign companies are not subject to the same accounting, auditing, and financial reporting standards and practices as U.S. companies; and their stock may not be as liquid as the stock of similar U.S. companies. In addition, foreign stock exchanges, brokers, and companies generally have less government supervision and regulation than in the U.S. These factors, among others, could negatively impact the returns Americans receive from a foreign investment.

         5. Stock Futures and Options Contracts. Windsor Fund and the Funds reserve the right to invest, to a limited extent, in stock futures and options contracts. Losses (or gains) involving futures can sometimes be substantial -- in part because a relatively small price movement in a futures contract may result in an immediate and substantial loss (or gain) for a portfolio. Windsor Fund does not use futures and options for speculative purposes or as leveraged investments that magnify the gains or losses of an investment. Rather, Windsor Fund keeps separate cash reserves or other liquid portfolio securities in the amount of the obligation underlying the futures or options contract.

The reasons for which Windsor Fund will invest in futures and options are:

     o To keep cash on hand to meet shareholder redemptions or other needs while simulating full investment in stocks.

     o    To make it easier to trade.

     o To reduce costs by buying futures instead of actual stocks when futures are cheaper.

         Only a limited percentage of Windsor Fund's assets - 5% - may be applied to futures contract deposits, and no more than 20% of Windsor Fund's assets may be invested in futures and options.


         6. Lending of Securities. The Fund and Windsor Fund each may lend its investment securities to qualified institutional investors for either short-term or long-term purposes of realizing additional income. Loans of securities by each fund must be collateralized by cash, letters of credit, or securities issued or guaranteed by the U.S. Government or its agencies. The collateral must equal at least 100% of the current market value of the loaned securities.

         7. Investment Restrictions. The fundamental investment restrictions of the Fund and Windsor Fund are substantially similar and are designed to reduce exposure to certain situations. These investment restrictions may not be changed without shareholder approval. Some of these limitations are that each fund will not:

                  (a)  invest more than 25% of its assets in any one industry;
                  (b) with respect to 75% of the value of its total assets, purchase the securities of any issuer (except obligations of the United States government and its instrumentalities) if, as a result, the Fund would hold more than 10% of the outstanding voting securities of the issuer, or more than 5% of the value of the Fund's total assets would be invested in the securities of such issuer;
                  (c) engage in the business of underwriting securities issued by other persons, except to the extent that the Fund may technically be deemed to be an underwriter under the Securities Act of 1933, as amended, in disposing of investment securities;
                  (d) purchase or otherwise acquire any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid;
                  (e)*borrow money, except from banks for temporary or emergency purposes (not leveraging) and then only in an amount not in excess of 15% of total assets taken at the lower of their value or cost of its total assets; and
                  (f) pledge, mortgage or hypothecate any of its assets to an extent greater than 5% of its total assets.

*There is no provision for the Fund to borrow money.

          INFORMATION FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

         The Fund and Windsor Fund are subject to the informational requirements of the Securities and Exchange Act of 1934 and the 1940 Act, and in accordance therewith file reports, proxy material and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy material and other information can be inspected and copied at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its Northeast Regional Offices located at 7 World Trade Center, Suite 1300, New York, NY. Copies of such material can be obtained from the Public Reference Branch, Office of Consumer Affairs and Informational Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.


                  VOTING INFORMATION AND PRINCIPAL STOCKHOLDERS


         In the event that sufficient votes in favor of the proposal set forth in the Notice of Special Meeting of Shareholders and Proxy Statement are not received by the scheduled time of the Meeting, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies, even though a quorum is present. Any such adjournment will require the affirmative vote of a majority of the votes cast on the question in person or by proxy at the session of the Meeting to be adjourned. The persons named as proxies will be voted in the best interests of management and all shareholders in proposing adjournment or in voting on an adjournment proposed by a shareholder. The costs of any such additional solicitation and of any adjourned session will be borne by the Fund.

         On April 1, 1997 the following held more than 5% of the outstanding shares of the Fund:

         As of the record date, all of the respective Directors and officers of the Fund, as a group, owned less than 1% of the outstanding voting securities of the Fund and Windsor Fund, respectively.


                  By Order of the Board of Directors


                  Raymond J. Klapinsky, Secretary

                                    GEMINI II

                                  WINDSOR FUND

                     COMBINED PROXY STATEMENT AND PROSPECTUS

                                TABLE OF CONTENTS


                                                                                                               Page
Introduction...................................................................................................0
Notice of Special Meeting of Shareholders......................................................................o
Cover Page.....................................................................................................o
Summary........................................................................................................o
       Proposed Transaction....................................................................................o
       Voting Information......................................................................................o
       Tax Consequences........................................................................................o
       Investment Objectives and Policies......................................................................o
       Management, Administrative and Distribution Services....................................................o
       Investment Adviser and Advisory Fees....................................................................o
       Expense Tables..........................................................................................o
       Purchase Price, Redemption Price, Dividends and Distributions...........................................o
       Risk Factors............................................................................................o
Reasons for the Transaction....................................................................................o
Performance Summary............................................................................................o
Financial Highlights
Information About the Transaction..............................................................................o
       Method of Carry Out Reorganization......................................................................o
       Conditions Precedent to Closing.........................................................................o
       Expenses of the Reorganization..........................................................................o
       Tax Considerations......................................................................................o
       Description of Shares of Windsor Fund...................................................................o
Capitalization.................................................................................................o
Comparison of Investment Policies and Risks....................................................................o
       Investment Policies and Risk Factors....................................................................o
Information Filed with The Securities and Exchange Commission..................................................o
Voting Information and Principal Stockholders..................................................................o
Agreement and Plan of Reorganization...................................................................Exhibit A
Windsor Fund Prospectus Dated February 28, 1997........................................................Exhibit B
Annual Report of Windsor Fund for the Fiscal Year Ended October 31, 1996.............................Accompanies
                                                                                             this Combined Proxy
                                                                                           Statement/Prospectus.

                 EXHIBITS TO COMBINED PROXY STATEMENT/PROSPECTUS


EXHIBITS


A. Agreement and Plan of Complete Liquidation between the Fund and Vanguard/Windsor Fund, Inc. on behalf of Windsor Fund.

B.   Prospectus dated February 28, 1997 of Windsor Fund

C.   Annual Report of Windsor Fund for the fiscal year ended October 31, 1996

                                                                       EXHIBIT A

                      AGREEMENT AND PLAN OF REORGANIZATION

         AGREEMENT AND PLAN OF REORGANIZATION, made as of this 3rd day of March, 1997, by and between Gemini II, Inc. (hereinafter called "Gemini II"), a Maryland corporation, with its principal place of business at 100 Vanguard Boulevard, Malvern, Pennsylvania and Vanguard/Windsor Funds, Inc., a Maryland corporation with its principal place of business at 100 Vanguard Boulevard, Malvern, Pennsylvania.

                             PLAN OF REORGANIZATION

         The reorganization (hereinafter referred to as the "Plan of Reorganization") will consist of (i) the acquisition by the Windsor Fund series of the Vanguard/Windsor Funds, Inc. (hereinafter called "Windsor Fund") of substantially all of the property, assets and goodwill of Gemini II in exchange solely for shares of common stock, $.01 par value per share, of Windsor Fund,
(ii) the distribution of such shares of Windsor Fund common stock to the stockholders of Gemini II according to their respective interests, and (iii) the dissolution of Gemini II as soon as practicable after the closing (as defined in Section 3, hereinafter called the "Closing"), all upon and subject to the terms and conditions of the Agreement hereinafter set forth.

                                    AGREEMENT

         In order to consummate the Plan of Reorganization and in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

     1. Sale and Transfer of Assets, Liquidation and Dissolution of Gemini

                  a. Gemini II agrees that it will convey, transfer and deliver to Windsor Fund at the Closing all of its then existing assets free and clear of all liens, encumbrances and claims whatsoever (other than shareholders' rights of redemption), except for cash, bank deposits or cash equivalent securities in an estimated amount necessary (1) to pay its costs and expenses of carrying out this Agreement (including, but not limited to, fees of counsel and accountants, and expenses of its liquidation and dissolution contemplated hereunder), which costs and expenses shall be established on the books of Gemini II as liability reserves, (2) to discharge its unpaid liabilities on its books at the Closing Date, including, but not limited to, its income dividends and capital gains distributions, if any, payable for any period prior to, and through, the Closing Date, and (3) to pay such contingent liabilities as the directors shall reasonably deem to exist against Gemini II, if any, at the Closing Date, for which contingent and other appropriate liability reserves shall be established on the books of Gemini II (hereinafter "Net Assets"). Gemini II shall also retain any and all rights which it may have over and against any person which may have accrued up to and including the close of business on the Closing Date. Any unspent portion of such funds retained shall be delivered to Windsor Fund upon dissolution of Gemini II.

                  b. Subject to the terms and conditions of this Agreement and in reliance on the representations and warranties of Gemini II herein contained, and in consideration of such sale, conveyance, transfer and delivery, Vanguard/Windsor Funds, Inc. agrees at the Closing to deliver the number of shares of common stock of Windsor Fund ($.01 par value) determined as set forth in Section 2 hereof.

                  c. Immediately following the Closing Date, Gemini II will liquidate and distribute pro rata to its stockholders of record as of the close of business on the Closing Date the shares of Windsor Fund common stock received by Gemini II pursuant to this Section 1. Such liquidation and distribution will be accompanied by the establishment of open accounts on the stock records of Vanguard/Windsor Funds, Inc. in the names of such Gemini II stockholders and representing the respective pro rata number of Windsor Fund shares due such stockholders. Fractional shares of common stock of Windsor Fund will be carried to the third decimal place. At the time of merger, all outstanding certificated shares of the Fund will be deemed canceled. Holders in possession of certificated shares of the Fund will not be required to surrender their certificates to complete the merger into the Windsor Fund. After the merger, holders may request a certificate representing the number of whole shares of Windsor Fund they own.

Certificates for fractional shares of Windsor Fund will not be issued, however, but shall continue to be carried for the open account of such shareholder.

                  d. As promptly as practicable after the liquidation of Gemini II as aforesaid, Gemini II shall be dissolved pursuant to the provisions of the General Laws of the State of Maryland and its legal existence shall be terminated as provided therein.

     2. Exchange Ratio

                  a. The value of Gemini II's Net Assets to be acquired by Vanguard/Windsor Funds, Inc. shall be the net asset value computed as of the close of business (close of the New York Stock Exchange) on the Closing Date, using the valuation procedures set forth in the registration statement relating to Windsor Fund under the Securities Act of 1933.

                  b. The total Net Assets of Gemini II determined shall be divided by the number of shares of its outstanding common stock, excluding treasury shares, to determine Gemini II's net asset value per share as of the close of business on the Closing Date.

                  c. The net asset value of a share of common stock of Windsor Fund shall be determined to the nearest full cent as of the close of business on the Closing Date, using the valuation as set forth in the registration statement relating to Windsor Fund under the Securities Act of 1933.

                  d. The net asset value per share for Gemini II as determined in (b) shall then be divided by the Windsor Fund net asset value per share as determined in (c) to determine the exchange ratio. See Appendix A to this Agreement for an example of how to determine the exchange ratio.

     3. Closing and Closing Date

         The Closing shall be June 19, 1997, or such later date as the parties may mutually agree. The Closing shall take place at the principal office of Vanguard/Windsor Funds, Inc., 100 Vanguard Boulevard, Pennsylvania, 19355 at 4:30 PM, E.D.T. Gemini II shall have provided for delivery at the Closing of its assets to State Street Bank and Trust Company Boston Massachusetts, as Custodian for Windsor Fund. Gemini II shall deliver at the Closing a list of names and addresses of the stockholders of Gemini and the number of shares owned by each such stockholder, indicating thereon which such shares are represented by outstanding certificates and which by open accounts, all as of the close of business on the Closing Date, certified by its Transfer Agent. Windsor Fund shall issue and deliver a certificate or certificates evidencing the shares of Windsor Fund's common stock to be delivered at the Closing to said Transfer Agent registered in such manner as Gemini II may request, or provide evidence satisfactory to Gemini II that such shares of Windsor Fund common stock have been registered in an open account on the books of Windsor Fund in such manner as Gemini II may request. Simultaneous with the Closing, the parties shall cause the filing of Articles of Transfer with respect to the sale and transfer of assets contemplated hereunder with the Department of Assessments and Taxation of the State of Maryland.

     4. Representations and Warranties by Gemini II

         Gemini II represents and warrants that:

                  a. Gemini II is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has all corporate power and authority to conduct its business as such business is now being conducted.

                  b. Gemini II has duly authorized capital consisting of 15,000,000 shares of common stock ($1.00 par value) of which approximately o shares were issued and outstanding on the date hereof. All of its presently outstanding shares are validly issued, fully paid and non-assessable by it.

                  c. Gemini II is duly registered as a diversified, open-end management investment company under the Investment Company Act of 1940.

                  d. There has been mailed to each stockholder of record of Gemini II entitled to vote at the meeting of stockholders, at which action on this Agreement is to be considered, a Combined Proxy Statement/Prospectus which complies in all material respects with the applicable provisions of the Federal securities laws and the rules and regulations thereunder.

                  The financial statements appearing in the Gemini annual report for the year ended December 31, 1996, audited by Price Waterhouse LLP, a copy of which has been delivered to Windsor Fund, and similar unaudited financial statements and other financial data for the quarter ended nearest to the Closing Date will be delivered to Windsor Fund by the principal financial officer of Gemini II prior to Closing, fairly present the financial position of Gemini II as of the respective dates indicated and the results of its operations and changes in net assets for the respective periods indicated, in conformity with generally accepted accounting principles applied on a consistent basis.

     5. Representations and Warranties by Vanguard/Windsor Funds, Inc.

         Vanguard/Windsor Funds, Inc. represents and warrants that:

                  a. Vanguard/Windsor Funds, Inc. is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has all corporate power and authority to conduct its business as such business is presently being conducted.

                  b. Vanguard/Windsor Funds, Inc. has duly authorized capital consisting of o shares of common stock ($.01 par value). The Board of Directors has the power to designate one or more classes ("series") of shares of common stock and to classify or reclassify any unissued shares with respect to such series. On the date of this Agreement, Vanguard/Windsor Funds, Inc. had issued an outstanding approximately o shares of common stock of the Windsor Fund series and approximately o shares of common stock of its Vanguard/Windsor II series. All of its presently outstanding shares are validly issued, fully paid and non-assessable by it.

                  c. Vanguard/Windsor Funds, Inc. is duly registered as a diversified, open-end management investment company under the Investment Company Act of 1940.

                  d. Vanguard/Windsor Funds, Inc. will file with the United States Securities and Exchange Commission a Registration Statement on Form N-14 under the Securities Act of 1933 relating to the shares of the Windsor Fund common stock issuable hereunder. Appropriate portions of such Registration Statement after effectiveness will be delivered to stockholders of Gemini II as proxy materials in connection with the solicitation of proxies approving the proposed transaction, and other portions will be available upon request by stockholders. The Registration Statement will note, on its facing page, that the securities proposed to be distributed thereunder have previously been registered in accordance with Investment Company Act of 1940 Rule 24f-2. At the time such Registration Statement becomes effective, it (i) will comply in all material respects with the provisions of the Securities Act of 1933 and the rules and regulations promulgated thereunder, and (ii) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated herein or necessary to make the statements therein not misleading; and at the time the Registration Statement becomes effective, at the time of the Gemini II stockholders' meeting and at the Closing Dates, the prospectus included therein, will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                  e. The common stock of Windsor Fund is duly qualified for offering to the public in all states of the United States, and there are a sufficient number or value of shares of such stock so qualified and a sufficient number of shares registered under the Securities Act of 1933 pursuant to Investment Company Act of 1940 Rule 24f-2 to permit the transfers contemplated by this Agreement to be consummated.

                  f. The financial statements appearing in the Statement of Additional Information relating to Windsor Fund dated February 28, 1997 for the year ended October 31, 1996, audited by Price Waterhouse LLP, copies of which have been delivered to Gemini II, and similar unaudited financial statements and other financial data for the most recent quarter ending closest to the Closing Date will be delivered to Gemini II prior to the Closing by the principal financial officer of Vanguard/Windsor Funds, Inc., fairly present the financial position of Windsor Fund, as of the respective dates indicated and the results of its operations and changes in its net assets for the respective periods indicated, in conformity with generally accepted accounting principles applied on a consistent basis.

    6. Representations and Warranties by Gemini II and Vanguard/Windsor Funds, Inc.

        Gemini II and Vanguard/Windsor Funds, Inc. each represents and warrants to the other that:

                  a. The statement of assets and liabilities to be furnished by it as of the close of business on the Closing Date for the purpose of determining the number of shares of Windsor Fund common stock to be issued pursuant to Section 1 of this Agreement will accurately reflect its Net Assets in the case of Gemini II and its net assets in the case of Windsor Fund, and outstanding shares of common stock as of such date in conformity with generally accepted accounting principles applied on a consistent basis.

                  b. On the Closing Date it will have good and marketable title to all of the securities and other assets shown on the statement of assets and liabilities referred to in (a) above free and clear of all liens or encumbrances of any nature whatever except such imperfections of title or encumbrances as do not materially detract from the value or use of the assets subject thereto, or materially affect title thereto.

                  c. There is no material suit, action or legal or administrative proceeding pending or threatened against it, other than as disclosed in the Combined Proxy Statement/Prospectus prepared in connection with the meeting at which action on this Agreement will be taken.

                  d. By Closing Date, all of its Federal and other tax returns and reports required by law to be filed shall have been filed, and all Federal and other taxes shown due on said returns shall have been paid.

                  e. The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary corporate action on the part of each corporation and this Agreement constitutes the valid and binding obligation of each corporation enforceable in accordance with its terms.

                  f. It anticipates that consummation of this Agreement will not cause it to fail to conform to the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for Federal income taxation as a regulated investment company at the end of its fiscal year.

     7. Covenants of Gemini II and Vanguard/Windsor Funds, Inc.

                  a. Gemini II and Vanguard/Windsor Funds, Inc. each covenant to operate their business in the ordinary course between the date hereof and the Closing Date.

                  b. Gemini II undertakes that it will not acquire the shares of Windsor Fund for the purpose of making any distribution thereof other than to its own stockholders.

                  c. Gemini II undertakes that it will at its own expense prepare and file with the Securities and Exchange Commission a Report on Form N-SAR pursuant to the requirements of the Investment Company Act of 1940 for the period January 1, 1997 through the Closing Date.

                  d. Gemini II undertakes that if this Agreement is consummated it will at its own expense file an application pursuant to Section 8(f) of the Investment Company Act of 1940 for an order declaring that it has ceased to be an investment company.

     8. Conditions Precedent to be Fulfilled by Gemini II and Vanguard/Windsor Funds, Inc.

                  The obligations of each of the corporations to effectuate the Plan of Reorganization hereunder shall be subject to the following conditions:

                  a. The representations and warranties of each Corporation contained herein shall be true and correct as of and at the Closing Date with the same effect as though made at such date; each Corporation shall have performed all obligations required by this Agreement to be performed by it prior to the Closing Date; and each Corporation shall have delivered to it a certificate dated the Closing Date signed by its Chairman of the Board or President and by its Secretary or Treasurer to the foregoing effect.

                  b. Each Corporation shall have delivered a certified copy of the resolution approving this Agreement adopted by at least a majority vote of its directors, including a majority of its directors who are not "interested persons" as defined in the Investment Company Act of 1940.

                  c. The Securities and Exchange Commission shall not have issued an unfavorable advisory report under Section 25(b) of the Investment Company Act of 1940 nor instituted any proceeding seeking to enjoin consummation of the reorganization under Section 25(c) of the Investment Company Act of 1940.

                  d. The holders of at least a majority of the outstanding shares of common stock of Gemini II shall have voted in favor of the adoption of this Agreement and the reorganization contemplated hereby at an annual or special meeting.

                  e. That Gemini II shall have declared a distribution or distributions prior to the Closing Date which, together with all previous distributions, shall have the effect of distributing to its shareholders (i) all of its ordinary income and all of its capital gain net income, if any, for the period from the close of its last fiscal year to the close of business on the Closing Date, and (ii) any undistributed ordinary income and capital gain net income from any prior period. Capital gain net income has the meaning given such term by Section 1222(9) of the Code.

                  f. There shall have been received a private letter ruling issued by the Internal Revenue Service to the effect that:

                  Provided the acquisition is carried out in accordance with the applicable laws of Maryland, the acquisition by Vanguard/Windsor Funds, Inc. of substantially all the assets of Gemini II in exchange for shares of Windsor Fund will qualify as a reorganization within the meaning of Section 368(a)(1)(C) of the Code. Vanguard/Windsor Funds, Inc. and Gemini II will each be a party to the respective reorganization within the meaning of Section 368(b) of the Code.

                  No gain or loss will be recognized to Gemini II upon the transfer of substantially all of its assets to Vanguard/Windsor Funds, Inc. in exchange for the Windsor Fund voting shares (Section 361(a) of the Code).

                  No gain or loss will be recognized to Vanguard/Windsor Funds, Inc. upon the receipt of all of the assets of Gemini II in exchange for Windsor Fund voting stock, as described above (Section 1032(a) of the Code).

                  The basis of the assets of Gemini received by Windsor Fund will be the same as the basis of such assets in the hands of Gemini II immediately prior to the exchange (Section 362(b) of the Code).

                  The holding period of the assets of Gemini II received by Windsor Fund will include the period during which such assets were held by Gemini II (Section 1223(2) of the Code).

                                    No gain or loss will be recognized to the
         shareholders of Gemini II upon the exchange of their shares of stock in Gemini for Windsor Fund voting shares (Section 354(a)(1) of the Code).

                                    The basis of the shares of Windsor Fund
         stock received by the Gemini shareholders (including fractional shares to which they may be entitled) will be the same as the basis of the shares of Gemini II surrendered in exchange therefore (Section 358(a)(1) of the Code).

                                    The holding period of Windsor Fund stock
         received by Gemini II shareholders (including fractional shares to which they may be entitled) will include the holding period of the Gemini II stock surrendered in exchange therefore, provided that the stock of Gemini II was held as a capital asset on the date of the exchange (Section 1223(l) of the Code).

                                    Windsor Fund will succeed to and take into
         account items of Gemini II described in Section 381(c) of the Code, including the earnings and profits of the Fund as of the date of the transaction pursuant to Section 381(a) of the Code and Treasury Regulations Section 1.381-1(a). Any deficit in earnings and profits of Gemini will be used only to offset earnings and profits accumulated after the effective date of the proposed transaction. Windsor Fund will take these items into account subject to the conditions and limitations specified in Sections 381, 382, 383, and 384 of the Code and the Regulations thereunder.

                                    Each of the Corporations shall have also
         received an opinion in form and substance satisfactory to it from Stradley, Ronon, Stevens & Young, LLP to the effect that, subject in all respects to the effects of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws now or hereafter affecting generally the enforcement of creditors' rights (as to all matters relating to Maryland law, Messrs. Stradley, Ronon, Stevens & Young shall be entitled to rely on the opinion of Messrs. Venable, Baetjer and Howard, Baltimore, Maryland);

                                    The corporate existence, good standing and
         authorized capital stock of each of the Corporations are as stated or referred to in this Agreement;

                                    The shares of common stock of Windsor Fund
         to be issued pursuant to the terms of this Agreement have been duly authorized and, when issued and delivered as provided in this Agreement, will have been validly issued, fully paid and non-assessable by Vanguard/Windsor Funds, Inc.

                                    Such counsel does not know of any material
         suit, action or legal or administrative proceeding pending or threatened against either of the Corporations which would adversely affect either of them other than as disclosed in the Combined Proxy Statement/Prospectus prepared in connection with the meeting at which action on this Agreement will be taken; and

                                    This Agreement has been duly authorized,
         executed and delivered by each Corporation and constitutes a legal, valid and binding agreement of each Corporation in accordance with its terms.

         In giving the opinions set forth above, this counsel may state that it is relying on certificates of the officers of each Corporation with regard to matters of fact and certain certificates and written statements of governmental officials with respect to the good standing of the Fund.

               9. Brokerage Fees and Expenses

                           Gemini II and Vanguard/Windsor Funds, Inc. each
represent and warrant to the other that there are no broker's or finder's fees payable in connection with the transactions provided for herein.

                           Gemini II and Vanguard/Windsor Funds, Inc. shall each
bear such expenses of entering into and carrying out the provisions of this Agreement as have been separately incurred by it. Neither Corporation shall pay any expenses, if any, of its stockholders arising out of the reorganization.

               10. Termination; Waiver; Order

                           a. Anything contained in this Agreement to the
contrary notwithstanding, this Agreement may be terminated and the reorganization abandoned at any time (whether before or after adoption hereof by the stockholders of Gemini II) prior to the Closing Date:

                                    (1) by mutual consent of the Corporations;

                                    (2) by either of the Corporations if any
         condition set forth in Section 8 hereof has not been fulfilled or waived by it; or

                           b. If an election by a Corporation to terminate this
Agreement and abandon the reorganization shall be exercised by its Board of Directors.

                           c. In the event of termination of this Agreement
pursuant to the provisions hereof the same shall become void and have further no effect, without any liability on the part of either of the Corporations or persons who are its directors, officers or stockholders in respect of this Agreement, provided that this provision shall not protect any director or officer of either of the Corporations against any liability to such Corporation or its stockholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

                           d. At any time prior to the filing of the Articles of
Transfer with the State of Maryland any of the terms or conditions of this Agreement may be waived by the Corporation entitled to the benefit thereof by action taken by its Board of Directors, or its Chairman of the Board, if, in the judgment of the Board of Directors or Chairman of the Board taking such action, such waiver will not have material adverse effect on the benefits intended under this Agreement to the stockholders of the Corporation on behalf of which such action is taken.

                           e. The respective representations and warranties of
the Corporations contained in Sections 4-7 hereof shall expire with, and be terminated by, the reorganization contemplated by this Agreement, and neither the respective Corporations nor any of their directors shall be under any liability with respect to any such representations or warranties after the Closing Date. This provision shall not protect any director or officer of a corporation against any liability to such corporation or to its stockholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

                           f. If any order or orders of the Securities and
Exchange Commission with respect to this Agreement shall impose any terms or conditions which are acceptable to both Gemini II and Vanguard/Windsor Funds, Inc., such terms and conditions shall be binding as if a part of this Agreement without further vote or approval of the stockholders of Gemini II, unless such terms and conditions shall result in a change in the method of computing the number of shares of Windsor Fund to be issued to Gemini II, in which event, unless such terms and conditions shall have been included in the Combined Proxy Statement/Prospectus solicitation material furnished to the stockholders of Gemini II prior to the meeting at which the transactions contemplated by this Agreement shall have been approved, this Agreement shall not be consummated and shall terminate unless Gemini II shall promptly call a special meeting of stockholders at which conditions so imposed shall be submitted for approval.


                           g. If the transactions contemplated by this Agreement
have not been consummated by December 31, 1997, this Agreement shall automatically terminate on that date, unless a later date is agreed upon by both Corporations.


         11.      Entire Agreement and Amendments

                  This Agreement embodies the entire agreement between the parties and there are no agreements, understandings, restrictions or warranties among the parties other than those set forth herein or herein provided for. This Agreement may be amended only by mutual consent of the parties in writing. Neither this Agreement nor any interest herein may be assigned without the prior written consent of the other party.

         12.      Counterparts

                  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original but all such counterparts together shall constitute but one instrument.

         13.      Notices

                  Any notice, report or demand required or permitted by any provision of this Agreement shall be in writing and shall be deemed to have been given if delivered or mailed, first class postage postpaid, addressed to Gemini II or Vanguard/Windsor Funds, Inc., as the case may be, at 100 Vanguard Boulevard (P.0. Box 2600), Valley Forge, Pennsylvania 19482.

         IN WITNESS WHEREOF, each of the Corporations has caused this Agreement and Plan of Reorganization to be executed on its behalf by its President and its corporate seal to be affixed hereto and attested by its Secretary or Assistant Secretary, all as of the day and year first above written.

Attest:                                            GEMINI II, INC.

                                                   By:________________________
_______________________________                    John J. Brennan, President
Raymond J. Klapinsky, Secretary

(Corporate Seal)

Attest:                                            VANGUARD/WINDSOR FUNDS, INC.

_______________________________                    By: _______________________
Raymond J. Klapinsky, Secretary                    John J. Brennan, President

(Corporate Seal)

Vanguard/Windsor Fund

Prospectus
February 28, 1997



This prospectus contains financial data for the Fund through the fiscal year ended October 31, 1996.



Vanguard/Windsor Fund      A Growth and Income Stock Mutual Fund


Contents

Fund Expenses             2

Financial Highlights      3

A Word About Risk         4

The Fund's Objectives     4

Who Should Invest         4

Investment Strategies     5

Investment Policies       7

Investment Limitations    8

Investment
Performance               9

Share Price               9

Dividends, Capital
Gains, and Taxes         10

The Fund and
Vanguard                 10

Investment Adviser       11

General Information      12

Investing with
Vanguard                 13

Services and
Account Features         13

Types of Accounts        14

Distribution Options     15

Buying Shares            15

Redeeming Shares         16

Fund and Account
Updates                  19

Glossary  Inside Back Cover



Investment Objectives and Policies
Vanguard/Windsor Fund (the "Fund") is a diversified mutual fund, a part of Vanguard/Windsor Funds, Inc., an open-end investment company.
   The Fund seeks to provide long-term growth of capital by investing mainly in the equity securities of large and medium-size companies whose stocks are considered to be undervalued by the Fund's adviser and out of favor with investors. The Fund's secondary objective is to provide some dividend income.
   The Fund is currently closed to new investors. Existing shareholders may purchase additional Fund shares, but may not invest more than $25,000 each year.
   It is important to note that the Fund's shares are not guaranteed or insured by the FDIC or any other agency of the U.S. government. As with any investment in common stocks, which are subject to wide fluctuations in market value, you could lose money by investing in the Fund.

Fees and Expenses
Vanguard/Windsor Fund is offered on a no-load basis, which means that you pay no sales commissions or 12b-1 marketing fees. You will, however, incur expenses for investment advisory, management, administrative, and distribution services, which are included in the expense ratio.

Additional Information About the Fund
A Statement of Additional Information (dated February 28, 1997) containing more information about the Fund is, by reference, part of this prospectus and may be obtained without charge by writing to Vanguard or by calling our Investor Information Department at 1-800-662-7447.

Why Reading This Prospectus Is Important
This prospectus explains the objectives, risks, and strategies of Vanguard/Windsor Fund. To highlight terms and concepts important to mutual fund investors, we have provided "Plain Talk" explanations along the way. Reading the prospectus will help you to decide whether the Fund is the right investment for you. We suggest that you keep it for future reference.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Fund Profile                                               Vanguard/Windsor Fund



Who Should Invest (page 4)
* Investors seeking a growth and income stock mutual fund as part of a balanced and diversified investment program.
* Investors seeking growth of their capital over the long term--at least five years.
* Investors seeking some dividend income.

Who Should Not Invest
* Investors unwilling to accept significant fluctuations in share price.

Risks of the Fund (pages 4-8)
The Fund's total return will fluctuate within a wide range, so an investor could lose money over short or even extended periods. The Fund is subject to manager risk (the chance that poor security selection will cause it to lag the stock market as a whole) and objective risk (the chance that returns from the types of stocks that the Fund invests in--attractively priced or "value" stocks--will trail returns from the overall stock market). Because the Fund can invest a portion of its assets in companies based outside the United States, it is exposed to several risks unique to foreign securities; see page 7 for details.

Dividends and Capital Gains (page 10)
Dividends are paid in June and December. Capital gains, if any, are paid in December.

Investment Adviser (page 11)
Wellington Management Company, llp,
Boston, MA.

Minimum Initial Investment:  The Fund is not open to new investors.

Inception Date: October 23, 1958

Net Assets as of 10/31/96: $15.8 billion

Fund's Expense Ratio for the
Year Ended 10/31/96: 0.31%

Loads, 12b-1 Marketing Fees: None

Suitable for IRAs: Yes

Newspaper Abbreviation: Wndsr

Vanguard Fund Number: 022

Account Features (page 13)
*  Telephone Redemption
*  Vanguard Direct Deposit Service(sm)
*  Vanguard Automatic Exchange Service(sm)
*  Vanguard Fund Express(R)
*  Vanguard Dividend Express(sm)

Average Annual Total Returns--
Periods Ended October 31, 1996

                       1 Year  5 Years  10 Years
--------------------------------------------------------------------------------
Vanguard/Windsor Fund    23.2%   16.7%   13.4%
S&P 500 Index            24.1    15.5    14.7


Quarterly Returns (%) 1987-1996 (intended to show volatility of returns)
In evaluating past performance, remember that it is not indicative of future performance and that returns from stocks were high during the periods shown relative to longer-term historical averages. Performance figures include the reinvestment of any dividends and capital gains distributions. The returns are net of expenses, but they do not reflect income taxes a taxable investor would have incurred. Note, too, that both the return and principal value of an investment will fluctuate so that investors' shares, when redeemed, may be worth more or less than their original cost.

================================================================================
                                PLAIN TALK ABOUT
================================================================================
                             The Costs of Investing
Costs are an important consideration in choosing a mutual fund. That's because you, as a shareholder, pay the costs of operating a fund, plus any transaction costs associated with buying, selling, or exchanging shares. These costs can erode a substantial portion of the gross income or capital appreciation a fund achieves. Even seemingly small differences in fund expenses can, over time, have a dramatic impact on a fund's performance.

================================================================================
                                PLAIN TALK ABOUT
================================================================================
                                  Fund Expenses
All mutual funds have operating expenses. These expenses, which are deducted from a fund's gross income, are expressed as a percentage of the net assets of the fund. Vanguard/Windsor Fund's expense ratio in fiscal year 1996 was 0.31%, or $3.10 per $1,000 of average net assets. The average growth and income equity fund had expenses in 1996 of 1.23%, or $12.30 per $1,000 of average net assets, according to Lipper Analytical Services, Inc., which reports on the mutual fund industry.



Fund Expenses

The examples below are designed to help you understand the various costs you would bear, directly or indirectly, as an investor in the Fund.

   As noted in this table, you do not pay fees of any kind when you buy, sell, or exchange shares of the Fund:

Shareholder Transaction Expenses
Sales Load Imposed on Purchases:                            None
Sales Load Imposed on Reinvested Dividends:                 None
Redemption Fees:                                            None
Exchange Fees:                                              None

   The next table illustrates the operating expenses that you would incur as a shareholder of the Fund. These expenses are deducted from the Fund's income before it is paid to you. Expenses include investment advisory fees as well as the costs of administering the Fund, maintaining accounts, providing shareholder services, and other activities. The expenses shown in the table are for the fiscal year ended October 31, 1996.

Annual Fund Operating Expenses
Management and Administrative Expenses:                    0.18%
Investment Advisory Expenses:                              0.10%
12b-1 Marketing Fees:                                       None
Other Expenses
   Marketing and Distribution Costs:                0.02%
   Miscellaneous Expenses (e.g., Taxes, Auditing):  0.01%
Total Other Expenses:                                      0.03%
   Total Operating Expenses (Expense Ratio):               0.31%


   The following example illustrates the hypothetical expenses that you would incur on a $1,000 investment over various periods. The example assumes (1) that the Fund provides a return of 5% a year and (2) that you redeem your investment at the end of each period.

--------------------------------------------------------------------------------
           1 Year      3 Years      5 Years     10 Years
--------------------------------------------------------------------------------
             $3          $10          $17          $39
--------------------------------------------------------------------------------

This example should not be considered a representation of actual expenses or performance from the past or for the future, which may be higher or lower than those shown.

Financial Highlights

The following financial highlights table shows the results for a share outstanding for each of the last ten years ended October 31, 1996. The financial highlights, insofar as they relate to each of the five years in the period ended December 31, 1996 were audited by Price Waterhouse LLP, independent accountants. You should read this information in conjunction with the Fund's financial statements and accompanying notes, which appear, along with the unqualified audit report from Price Waterhouse, in the Fund's most recent Annual Report to shareholders. The Annual Report is incorporated by reference in the Statement of Additional Information and in this prospectus, and contains a more complete discussion of the Fund's performance. You may have the report sent to you without charge by writing to Vanguard or by calling our Investor Information Department.

---------------------------------------------------------------------------------------------------------------------
                                       Year Ended October 31,
---------------------------------------------------------------------------------------------------------------------

                                1996    1995     1994     1993     1992    1991     1990    1989     1988     1987
---------------------------------------------------------------------------------------------------------------------

Net Asset Value,
Beginning of Period          $15.55   $14.55   $14.95   $12.37   $12.79   $9.72   $15.17  $14.13   $14.22   $13.85
---------------------------------------------------------------------------------------------------------------------

Investment Operations
 Net Investment Income          .43      .44      .44      .37      .49     .58      .74     .71      .66      .78
 Net Realized and
  Unrealized Gain (Loss)
  on Investments               2.85     1.86      .42     2.98      .50    3.55    (4.59)   1.51     2.33     (.11)
---------------------------------------------------------------------------------------------------------------------

  Total from Investment
   Operations                  3.28     2.30      .86     3.35      .99    4.13    (3.85)   2.22     2.99      .67
---------------------------------------------------------------------------------------------------------------------
Distributions
 Dividends from Net
  Investment Income            (.46)    (.44)    (.37)    (.39)    (.57)   (.74)    (.75)   (.63)    (.87     (.30)
 Distributions from
  Realized Capital Gains      (1.38)    (.86)    (.89)    (.38)    (.84)   (.32)    (.85)   (.55)   (2.21)      --
---------------------------------------------------------------------------------------------------------------------

  Total Distributions         (1.84)   (1.30)   (1.26)    (.77)   (1.41)  (1.06)   (1.60)  (1.18)   (3.08)    (.30)
---------------------------------------------------------------------------------------------------------------------
Net Asset Value,
 End of Period               $16.99   $15.55   $14.55   $14.95   $12.37  $12.79    $9.72  $15.17   $14.13   $14.22
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Total Return                  23.16%    17.80%   6.35%   28.29%    9.30%  44.69%  -27.93%  17.05%   27.01%    4.62%
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Ratios/Supplemental Data
Net Assets, End of
 Period (Millions)          $15,841  $13,008  $11,406  $10,537   $8,250  $7,859   $5,841  $8,313   $5,920   $4,848
Ratio of Expenses to
 Average Net Assets            0.31%    0.45%    0.45%    0.40%    0.26%   0.30%    0.37%   0.41%    0.46%    0.43%
Ratio of Net Investment
 Income to Average
 Net Assets                    2.75%    3.01%    3.11%    2.68%    3.89%   4.84%    5.82%   5.07%    5.08%    4.86%
Portfolio Turnover Rate          34%      32%      34%      25%      32%     36%      21%     34%      24%      46%
Average Commission
 Rate Paid                   $.0579      N/A      N/A      N/A      N/A     N/A      N/A    N/A       N/A      N/A
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

================================================================================
                                PLAIN TALK ABOUT
================================================================================
                   How to Read the Financial Highlights Table
The Fund began fiscal 1996 with a net asset value (price) of $15.55 per share. During the year, the Fund earned $.43 per share from investment income (interest and dividends) and $2.85 per share from investments that had appreciated in value or that were sold for higher prices than the Fund paid for them. Of those total earnings of $3.28 per share, $1.84 was returned to shareholders in the form of distributions ($.46 in dividends, $1.38 in capital gains). The earnings ($3.28 per share) less total distributions ($1.84 per share) resulted in a share price of $16.99 at the end of the fiscal year, an increase of $1.44 per share (from $15.55 at the beginning of the period to $16.99 at the end of the period). Assuming that the shareholder had reinvested the distributions in the purchase of more shares, the total return from the Fund was 23.16% for the year.
    As of October 31, 1996, the Fund had $15.8 billion in net assets; an expense ratio of 0.31% ($3.10 per $1,000 of net assets); and net investment income amounting to 2.75% of its average net assets. It sold and replaced securities valued at 34% of its total net assets.

   From time to time, the Vanguard funds advertise yield and total return figures. Yield is an historical measure of dividend income, and total return is a measure of past dividend income (assuming that it has been reinvested) and capital appreciation. Neither yield nor total return should be used to predict the future performance of a fund.

================================================================================
                                PLAIN TALK ABOUT
================================================================================
                                 Value Funds and
                                  Growth Funds

Value investing and growth investing are two styles employed by stock fund managers. Value funds generally emphasize companies that, considering their assets and earnings history, are attractively priced; these companies often pay regular dividend income to shareholders. Growth funds focus on companies that, due to their strong earnings and revenue potential, offer above-average prospects for capital growth, with less emphasis on dividend income. Value and growth stocks have, in the past, produced similar long-term returns, though each has periods when it outperforms the other. In general, value funds are appropriate for investors who want some dividend income and the potential for capital gains but are less tolerant of share-price fluctuations, while growth funds appeal to investors who will accept more volatility in hope of a greater increase in share price or who prefer a higher portion of the fund's returns to come as capital gains, which may be taxed at lower rates than dividend income.

================================================================================
                                PLAIN TALK ABOUT
================================================================================
                           Investing for the Long Term

Vanguard/Windsor Fund is intended to be a long-term investment vehicle and is not designed to provide investors with a means of speculating on short-term fluctuations in the stock market.


A Word About Risk

This prospectus describes the risks that you will face as an investor in Vanguard/Windsor Fund. It is important to keep in mind one of the main axioms of investing: the higher the risk of losing money, the higher the potential reward. The reverse, also, is generally true: the lower the risk, the lower the potential reward. However, as you consider an investment in Windsor Fund, you should also take into account your own tolerance for the daily fluctuations of the stock market.

   Look for this "warning flag" symbol    throughout the prospectus. It is used
to mark detailed information about each type of risk that you, as a shareholder of the Fund, will confront.

The Fund's Objectives

Vanguard/Windsor Fund seeks to provide long-term growth of capital and, as a secondary objective, some dividend income. These objectives are fundamental, which means that they cannot be changed unless a majority of shareholders vote to do so.

      Because of the several types of risk described on the following pages, your investment in the Fund, as with any investment in common stocks, could lose money.

Who Should Invest

Vanguard/Windsor Fund may be suitable for you if:
o You wish to add a growth and income mutual fund to your existing holdings, which could include other stock--as well as bond, money market, and tax-exempt--investments.
o You want a value-oriented investment that seeks to provide long-term growth as well as some dividend income.
   This Fund is not an appropriate investment if you are a market-timer. Investors who engage in excessive in-and-out trading activity generate additional costs that are borne by all of the Fund's shareholders. To minimize such costs, which reduce the ultimate returns achieved by you and other shareholders, the Fund has adopted the following policies:
o The Fund reserves the right to reject any purchase request--including exchanges from other Vanguard funds--that it regards as disruptive to the efficient management of the Fund. This could be because of the timing of the investment or because of a history of excessive trading by the investor.

================================================================================
                                PLAIN TALK ABOUT
================================================================================
                             Costs and Market Timing

Some investors try to profit from "market timing"--switching money into investments when they expect prices to rise, and taking money out when they expect the market to fall. As money is shifted in and out, a fund incurs expenses for buying and selling securities. These costs are borne by all fund shareholders, including the long-term investors who did not generate the costs. Therefore, the Fund discourages short-term trading by, among other things, closely monitoring daily transactions.

================================================================================
                                PLAIN TALK ABOUT
================================================================================
                    Large-Cap, Mid-Cap, and Small-Cap Stocks

Stocks of publicly traded companies--and mutual funds that hold these stocks--can be classified by the companies' market value, or capitalization. Vanguard defines large-capitalization, or large-cap, funds as those holding stocks of companies with a median market value of their outstanding shares exceeding $5 billion. Mid-cap funds hold stocks of companies with a median market value between $1 billion and $5 billion. Small-cap funds hold stocks of companies with a median market value of up to $1 billion. Historically, large-cap funds have exhibited lower volatility than mid-cap and small-cap funds.

* There is a limit on the number of times you can exchange into or out of the Fund (see "Redeeming Shares" in the Investing with Vanguard section).
* The Fund reserves the right to stop offering shares at any time.


Investment Strategies

This section explains how Vanguard/Windsor Fund's adviser pursues the objectives of long-term capital growth and some dividend income. It also explains several important risks--market risk, objective risk, manager risk, country risk, and currency risk--faced by investors in the Fund. Unlike the Fund's investment objectives, these investment strategies are not fundamental and can be changed by the Fund's board of directors without shareholder approval. However, before making any important change in its strategies, the Fund will give shareholders 30-days notice, in writing.

Market Exposure
The Fund is a value-oriented growth and income fund that invests mainly in large- and mid-capitalization common stocks that offer favorable prospects for capital growth and dividend income. At times, the Fund may also invest in preferred stock and in securities that are convertible into common stock.

      The Fund is subject to market risk, which is the possibility that stock prices overall will decline over short or even extended periods. Stock markets tend to move in cycles, with periods of rising stock prices and periods of falling stock prices.

   To illustrate the volatility of stock prices, the following table shows the best, worst, and average total returns (dividend income plus change in market value) for the U.S. stock market over various periods as measured by the Standard & Poor's 500 Composite Stock Price Index, a widely used barometer of stock market activity. Note that the returns shown do not include the costs of buying and selling stocks or other expenses that a real-world investment portfolio would incur. Note, also, how the gap between the best and worst returns tends to narrow over the long term.
--------------------------------------------------------------------------------
                     U.S. Stock Market Returns (1926 -1996)
--------------------------------------------------------------------------------
                    1 Year        5 Years    10 Years    20 Years
--------------------------------------------------------------------------------
Best                   53.9%         23.9%       20.1%      16.9%
Worst                 -43.3         -12.5        -0.9        3.1

Average                12.7          10.4        10.8       10.8
--------------------------------------------------------------------------------

================================================================================
                                PLAIN TALK ABOUT
================================================================================
                              Price/Earnings Ratios

A widely used measure of common-stock valuation is the price/earnings (P/E) ratio. The P/E ratio is simply a stock's current price divided by its earnings per share from the past year (or sometimes its projected earnings for the coming year). In general, a lower P/E ratio indicates that a stock is out of favor with investors and is expected to have slow future growth in profits. A higher P/E ratio indicates that investors expect rapid growth in a company's profits. Keep in mind, however, that these expectations can sometimes prove incorrect, and that there is no "ideal" P/E ratio.
================================================================================
                                PLAIN TALK ABOUT
================================================================================
                            Portfolio Diversification

In general, the more diversified a fund's portfolio of stocks, the less likely that a specific stock's poor performance will hurt the fund. One measure of a fund's level of diversification is the percentage of total net assets represented by its ten largest holdings. The average U.S. equity mutual fund has about 25% of its assets invested in its ten largest holdings, while some less diversified mutual funds have 40% or more of their assets invested in the stocks of just ten companies.

   The table covers all of the 1-, 5-, 10-, and 20-year periods from 1926 through 1996. For example, while the average return on stocks for all of the 5-year periods was 10.4%, returns for these 5-year periods ranged from a -12.5% average (from 1928 through 1932), to 23.9% (from 1950 through 1954). These average returns reflect past performance and should not be regarded as an indication of future returns from either the stock market as a whole or this Fund in particular.
   Finally, because Vanguard/Windsor Fund does not hold the same securities held in the S&P 500 Index or any other market index, the performance of the Fund will not mirror the returns of any particular index.

      The Fund is subject to objective risk, which is the possibility that returns from the type of stocks that the Fund invests in--attractively priced or "value" stocks--will trail returns from the overall stock market. Different types of stocks tend to go through cycles of outperformance and underperformance in comparison to common stocks in general. These cycles have, in the past, lasted for as long as several years.

Security Selection
Wellington Management Company, llp (WMC), adviser to the Fund, selects what it considers to be undervalued securities of large- and mid-capitalization companies. Undervalued stocks are generally those that are out of favor with investors and currently trading at prices that, the adviser feels, are below what the stocks are worth in relation to their earnings. These stocks typically--but not always--have lower-than-average price/earnings (P/E) ratios and higher-than-average dividend yields.
   A stock's value is the key element in WMC's selection process. WMC considers several fundamental factors, including the stock's projected growth rate, earnings potential, dividend yield, and P/E ratio. WMC then selects the stock if it has strong prospects for capital appreciation, but is currently trading at a price that is lower than what is expected of a stock with such potential. WMC sets a price that it feels more accurately reflects the stock's overall worth and, when the stock reaches that predetermined price, it will be sold. This strategy is known as "buying into weakness and selling into strength."
   The Fund's top ten holdings (which amounted to 38% of the Fund's total net assets) as of October 31, 1996, follow.
    1.  Chrysler Corp.
    2.  Citicorp
    3.  Seagate Technology
    4.  Ford Motor Co.
    5.  Burlington Resources, Inc.
    6.  Georgia-Pacific Corp.
    7.  USX-Marathon Group
    8.  Compaq Computer Corp.
    9.  Golden West Financial Corp.
   10.  Reynolds Metals Co.

   Keep in mind that, because the makeup of the Fund changes daily, this listing is only a "snapshot" at one point in time. Note, too, that the Fund's relatively low level of diversification means that there is a greater chance that the poor performance of a single stock could hurt the Fund.
   The Fund is run by WMC according to traditional methods of active investment management, which means securities are bought and sold according to WMC's judgments about companies and their financial prospects, and about the stock market and the economy in general.

      The Fund is subject to manager risk, which is the possibility that WMC may do a poor job of selecting stocks.

Portfolio Turnover
Although the Fund generally seeks to invest for the long term, it retains the right to sell securities regardless of how long they have been held. The Fund's average turnover rate for the past ten years has been about 32%. (A turnover rate of 100% would occur, for example, if the Fund sold and replaced securities valued at 100% of its total net assets within a one-year period.)


Investment Policies

Besides investing in undervalued common stocks, the Fund may follow a number of investment policies to achieve its objectives.
   The Fund may invest as much as 20% of its assets in securities of companies based outside the United States and may engage in currency transactions. These securities can be traded in either U.S. or foreign markets.

      The Fund is subject to country risk and currency risk. Country risk is the possibility that political events (such as a war), financial problems (such as government default), or natural disasters (such as an earthquake) will weaken a country's economy and cause investments in that country to lose money. Currency risk is the possibility that a "stronger" U.S. dollar will reduce returns for Americans investing overseas. Generally, when the dollar rises in value against a foreign currency, your investment in that country loses value because its currency is worth fewer U.S. dollars. On the other hand, a "weaker" dollar generally leads to higher returns for Americans holding foreign investments.

   The Fund may invest in money market instruments, fixed-income securities, convertible securities and other equity securities, such as preferred stock. The Fund may invest up to 15% of its assets in restricted securities with limited marketability or other illiquid securities.


================================================================================
                                PLAIN TALK ABOUT
================================================================================
                               Portfolio Turnover

Before investing in a mutual fund, you should review its portfolio turnover rate for an indication of the potential effect of transaction costs on the fund's future returns. In general, the greater the volume of buying and selling by the fund, the greater the impact that brokerage commissions and other transaction costs will have on its return. Also, funds with high portfolio turnover rates may be more likely than low-turnover funds to generate capital gains that must be distributed to shareholders as taxable income. The average turnover rate for actively managed funds investing in common stocks is 78%.
================================================================================
                                PLAIN TALK ABOUT
================================================================================
                                  The Risks of
                             International Investing

Because foreign stock markets operate differently from the U.S. market, Americans investing abroad will encounter risks not typically associated with U.S. companies. For instance, foreign companies are not subject to the same accounting, auditing, and financial reporting standards and practices as U.S. companies; and their stock may not be as liquid as the stock of similar U.S. companies. In addition, foreign stock exchanges, brokers, and companies generally have less government supervision and regulation than in the U.S. These factors, among others, could negatively impact the returns Americans receive from a foreign investment. For more information, see the Statement of Additional Information.

================================================================================
                                PLAIN TALK ABOUT
================================================================================
                                   Derivatives

A derivative is a financial contract whose value is based on (or "derived" from) a traditional security (such as a stock or a bond), an asset (such as a commodity like gold), or a market index (such as the S&P 500 Index). Futures and options are derivatives that have been trading on regulated exchanges for more than two decades. These "traditional" derivatives are standardized contracts that can easily be bought and sold, and whose market values are determined and published daily. It is these characteristics that differentiate futures and options from the relatively new, exotic types of derivatives--some of which can carry considerable risks.
================================================================================
                                PLAIN TALK ABOUT
================================================================================
                                 Cash Reserves

With mutual funds, holding cash reserves--or "cash"--does not mean literally that the fund holds a stack of currency. Rather, cash reserves refer to short-term, interest-bearing securities that can easily and quickly be converted to cash, such as those described in the prospectus glossary. (Most mutual funds keep at least a small percentage of assets in cash to accommodate shareholder redemptions.) While some funds strive to keep cash levels at a minimum and to always remain fully invested in stocks, other funds allow investment advisers to hold up to 20% of a fund's assets in cash reserves.

   The Fund may also invest in derivatives.

      The Fund reserves the right to invest, to a limited extent, in stock futures and options contracts, which are traditional types of derivatives.

   Losses (or gains) involving futures can sometimes be substantial--in part because a relatively small price movement in a futures contract may result in an immediate and substantial loss (or gain) for a portfolio. The Fund will not use futures and options for speculative purposes or as leveraged investments that magnify the gains or losses of an investment. Rather, the Fund will keep separate cash reserves or other liquid portfolio securities in the amount of the obligation underlying the futures or options contract. Only a limited percentage of the Fund's assets--5%--may be applied to futures contract deposits, and no more than 20% of total assets may be committed to such contracts.
   The reasons for which the Fund will invest in futures and options are:
* To keep cash on hand to meet shareholder redemptions or other needs while simulating full investment in stocks.
* To make it easier to trade.
* To reduce costs by buying futures instead of actual stocks when futures are cheaper.
   The Fund will usually hold only a small percentage of its assets in cash reserves, although if the investment adviser believes that market conditions warrant a temporary defensive measure, the Fund may hold cash reserves without limit. No more than 35% of the Fund's assets may be invested in short-term fixed-income securities for purposes other than taking a temporary defensive position.


Investment Limitations

To reduce risk and maintain diversification, the Fund has adopted limits on some of its investment policies. Specifically, the Fund will not:
*  Invest more than 25% of its assets in any one industry.
* Borrow money, except for the purpose of meeting shareholder requests to redeem shares. With respect to 75% of its assets, the Fund will not:
*  Invest more than 5% in the securities of any one company.
*  Buy more than 10% of the outstanding voting shares of any company.
   The limitations listed in this prospectus and in the Statement of Additional Information are fundamental and may be changed only by approval of a majority of the Fund's shareholders.

Investment Performance

Vanguard/Windsor Fund invests primarily in common stocks, so its performance is closely correlated to the performance of the overall stock market. Historically, stock market performance, both domestic and foreign, has been characterized by sharp up-and-down swings in the short term and by more stable growth over the long term.


--------------------------------------------------------------------------------
                          Average Annual Total Returns
                       For Periods Ended October 31, 1996
--------------------------------------------------------------------------------


   The results shown above represent the Fund's "average annual total return" performance, which assumes that any distributions of capital gains and dividends were reinvested for the indicated periods. Also included is comparative information on the unmanaged Standard & Poor's 500 Composite Stock Price Index. The chart does not make any allowances for federal, state, or local income taxes that shareholders must pay on a current basis.

================================================================================
                                PLAIN TALK ABOUT
================================================================================
                                Past Performance
Whenever you see information on a fund's performance, do not consider the figures to be an indication of the performance you could expect by making an investment in the fund today. The past is an imperfect guide to the future; history does not repeat itself in neat, predictable patterns.


Share Price

The Fund's share price, also called its net asset value, is calculated each business day after the close of trading (generally 4 p.m. Eastern time) of the New York Stock Exchange. The net asset value per share is calculated by adding up the total assets of the Fund, subtracting all of its liabilities, or debts, and then dividing by the total number of Fund shares outstanding:

                             Total Assets - Liabilities
--------------------------------------------------------------------------------
   Net Asset Value  =
                            Number of Shares Outstanding

   The daily net asset value, or NAV, is useful to you as a shareholder because the NAV, multiplied by the number of Fund shares you own, gives you the dollar amount you would have received had you sold all of your shares back to the Fund that day.
   The Fund's share price can be found daily in the mutual fund listings of most major newspapers under the heading Vanguard Group. Different newspapers use different abbreviations of the Fund's name, but the most common is Wndsr.

================================================================================
PLAIN TALK ABOUT
================================================================================
Distributions As a shareholder, you are entitled to your share of the fund's income from interest and dividends, and gains from the sale of investments. You receive such earnings as either an income dividend or capital gains distribution. Income dividends come from the dividends that a fund earns from its holdings as well as interest it receives from its money market and bond investments. Capital gains are realized whenever the fund sells securities for higher prices than it paid for them. These capital gains are either short-term or long-term depending on whether the fund held the securities for less than or more than one year.

================================================================================
                                PLAIN TALK ABOUT
================================================================================
                               "Buying a Dividend"
Unless you are investing in a tax-deferred retirement account (such as an IRA), it is not to your advantage to buy shares of a fund shortly before it makes a distribution, because part of your investment will come back to you as a taxable distribution. This is known as "buying a dividend." For example: on December 15, you invest $5,000, buying 250 shares for $20 each. If the fund pays a distribution of $1 per share on December 16, its share price would drop to $19 (not counting market change). You would still have only $5,000 (250 shares x $19 = $4,750 in share value, plus 250 shares x $1 = $250 in distributions), but you would owe tax on the $250 distribution you received, even if you had reinvested the dividends in more shares. To avoid "buying a dividend," check a fund's distribution schedule before you invest.


Dividends, Capital Gains, and Taxes

Each June and December, the Fund distributes to its shareholders virtually all of its income from interest and dividends. Any capital gains realized from the sale of securities are distributed in December. Your distributions of income and capital gains will be automatically invested in more shares of the Fund, unless you elect to receive these distributions in cash. In either case, distributions of dividends and capital gains that are declared in December--even if paid to you in January--are taxed as if they had been paid to you in December. Vanguard will process your dividend distribution and send you a statement each year showing the tax status of all your distributions. n The dividends and short-term capital gains that you receive are taxable to you as ordinary dividend income. Any distributions of net long-term capital gains by the Fund are taxable to you as long-term capital gains, no matter how long you've owned shares in the Fund. Both dividends and capital gains distributions are taxable to you whether received in cash or reinvested in additional shares. Although the Fund does not seek to realize any particular amount of capital gains during a year, such gains are realized from time to time as byproducts of the ordinary investment activities of the Fund. Consequently, distributions may vary considerably from year to year. n If you sell or exchange your shares, any gain or loss you have is a taxable event, which means that you may have a capital gain to report as income, or a capital loss to report as a deduction, when you complete your federal income tax return. n Distributions of dividends or capital gains, and capital gains or losses from your sale or exchange of Fund shares, may be subject to state and local income taxes as well.
   The tax information in this prospectus is provided as general information and will not apply to you if you are investing in a tax-deferred retirement account, such as an IRA. You should consult your own tax adviser about the tax consequences of an investment in the Fund.


The Fund and Vanguard

Vanguard/Windsor Fund is a member of The Vanguard Group, a family of more than 30 investment companies with more than 90 distinct investment portfolios and total net assets of more than $240 billion. All the Vanguard funds share in the expenses associated with business operations, such as personnel, office space, equipment, and advertising.
   Vanguard also provides marketing services to the funds. Although shareholders do not pay sales commissions or 12b-1 marketing fees, each fund pays its allocated share of The Vanguard Group's costs.
   A list of the Fund's directors and officers, and their present positions and principal occupations during the past five years, can be found in the Statement of Additional Information.

================================================================================
                                PLAIN TALK ABOUT
================================================================================
                      Vanguard's Unique Corporate Structure
The Vanguard Group, Inc. is the only mutual mutual fund company. It is owned jointly by the funds it oversees and by the shareholders in those funds. Other mutual funds are operated by for-profit management companies that may be owned by one person, by a group of individuals, or by investors who bought the management company's publicly traded stock. Because of its structure, Vanguard operates its funds at cost. Instead of distributing profits from operations to a separate management company, Vanguard returns profits to fund shareholders in the form of lower operating expenses.

Investment Adviser

The Fund employs Wellington Management Company, llp (WMC), 75 State Street, Boston, MA 02109, as its investment adviser. WMC manages the Fund subject to the control of the officers and directors of the Fund.
   WMC is paid a quarterly advisory fee based on an average of the Fund's month-end net assets during that quarter:

--------------------------------------------------------------------------------
           Average Assets Managed                Basic Fee
--------------------------------------------------------------------------------
           First $17.5 billion                     0.125%
           Over $17.5 billion                      0.100
--------------------------------------------------------------------------------

   Beginning April 30, 1999, WMC's basic advisory fee may be adjusted based on the total return performance of the Fund as compared to that of the Standard & Poor's 500 Index. Under the fee schedule, WMC's basic fee may be increased or decreased by as much as 67% for the first $17.5 billion of average net assets managed during the period and by 90% for average net assets over $17.5 billion. Until this new schedule goes into effect, WMC's basic fee will follow transition rules set forth by the Securities and Exchange Commission and described in the Fund's Statement of Additional Information.
   For the fiscal year ended October 31, 1996, the total fee paid by Vanguard/Windsor Fund to its adviser was approximately $14 million, which included a base fee of more than $18 million and a decrease, based on adviser performance, of $4.42 million. (These fees were calculated under WMC's former advisory agreement with Vanguard/Windsor Fund, which was replaced on June 1, 1996.)
   The current fee agreement with WMC authorizes it to choose brokers and dealers to handle the purchase and sale of the Fund's securities, and directs WMC to get the best available price and most favorable execution from these brokers with respect to all transactions. At times, WMC may choose brokers who charge higher commissions in the interest of obtaining better execution of a transaction. If more than one broker can obtain the best available price and favorable execution of a transaction, then WMC is authorized to choose a broker who, in addition to executing the transaction, will provide research services to WMC or the Fund. However, WMC will not pay higher commissions specifically for the purpose of obtaining research services. The Fund may direct WMC to use a particular broker for certain transactions in exchange for commission rebates or research services provided to the Fund.
   The board of directors may, without prior approval from shareholders, change the terms of the advisory agreement or hire a new investment adviser as either a replacement for WMC or as an additional adviser. However, no such change would be made before giving shareholders 30-days notice, in writing.

================================================================================
                                PLAIN TALK ABOUT
================================================================================
                               The Fund's Adviser
Wellington Management Company, llp, is an investment counseling firm that was founded in 1931; it currently manages more than $130 billion in assets. The manager responsible for WMC's strategy for Vanguard/Windsor Fund is:
  Charles T. Freeman, Senior Vice President and Partner of WMC; 30 years investment experience, 28 years with WMC and Vanguard/Windsor Fund; B.S. and M.B.A. from the University of Pennsylvania.
  Mr. Freeman was appointed Fund manager in January 1996, following the retirement of John B. Neff, who had managed the Fund since 1964.


General Information

Vanguard/Windsor Fund is one of two Funds of Vanguard/Windsor Funds, Inc., which is organized under the laws of the state of Maryland. The other Fund is Vanguard/Windsor II (which is open to all investors). The two Funds are combined under one corporation for administrative purposes, but for investment management purposes operate like separate companies.
   Shareholders of Vanguard/Windsor Fund have rights and privileges similar to those enjoyed by other corporate shareholders. For example, shareholders will not be responsible for any liabilities of the corporation. If any matters are to be voted on by shareholders (such as a change in a fundamental investment objective or the election of directors), each share outstanding at that point would be entitled to one vote. Annual meetings will not be held by the Fund except as required by the Investment Company Act of 1940. A meeting will be scheduled (for example, to vote on the removal of a director) if the holders of at least 10% of the Fund's shares request a meeting in writing.

Investing with Vanguard

At this time, shares of Vanguard/Windsor Fund are not being offered or sold to new investors. As a result, many of the services described on the following pages are for current shareholders only. Current shareholders may make additional investments, but the total amount invested during a calendar year may not exceed $25,000.
   The following sections of the prospectus briefly explain the many services we offer you as a Vanguard/Windsor Fund shareholder. Booklets providing detailed
information are available on the services marked with a   . Please call us to
request copies.


Services and Account Features

Vanguard offers many services that make it convenient to buy, sell, or exchange shares.

  Telephone Redemptions          Automatically set up for this Fund unless you
  (Sales and Exchanges)          notify us otherwise.

  Vanguard Direct Deposit        Automatic method for depositing your paycheck
  Service                        or U.S. government payment (including Social
                                 Security and government pension checks) into your account.

  Vanguard Automatic Exchange    Automatic method for moving a fixed amount of
  Service                        money from one Vanguard fund account to
                                 another.*

  Vanguard Fund Express          Electronic method for buying or selling shares
                                 You can transfer money between your Vanguard fund account and an account at your bank, savings and loan, or credit union on a systematic schedule or whenever you wish.*

  Vanguard Dividend Express      Electronic method for transferring dividends
                                 and/or capital gains distributions directly from your Vanguard fund account to your bank, savings and loan, or credit union account or to another Vanguard fund account.

  Vanguard Brokerage Services    A cost-effective way to trade stocks, bonds,
  (VBS)                          and options on major exchanges, Nasdaq, and
                                 other domestic over-the-counter markets at reduced rates, and to buy and sell shares of non-Vanguard mutual funds. Call VBS
                                 (1-800-992-8327) for additional information and the appropriate forms.

*Can be used to "dollar-cost average" or to contribute to an IRA or other retirement plan.


Types of Accounts

Individual or Other Entity
Currently, shares of Vanguard/Windsor Fund are not being offered or sold to new investors; however, the following accounts may be established through a transfer of Windsor Fund shares. Call Client Services for more information.

  For One or More People         To open an account in the name of one
                                 (individual) or more (joint tenants) people.
                                 $3,000 minimum initial investment.

  For a Minor Child              To open an account as an UGMA/UTMA (Uniform
                                 Gifts/Transfers to Minors Act). Age of majority and other requirements are set by state law.
                                 $1,000 minimum initial investment.

  For Holding Trust Assets       To invest assets held in an existing trust.
                                 $3,000 minimum initial investment.


  For Third-Party Trustee        To open an account as a retirement trust or
  Retirement Investments         plan based on an existing corporate or
  (Vanguard is not the           institutional plan. These accounts are
  custodian or trustee.)         established by the custodian or trustee of the
                                 existing plan.

  For an Organization            To open an account as a corporation,
                                 partnership, or other entity. These accounts may require a corporate resolution or other documents to name the individuals authorized to act. $3,000 minimum initial investment.

Retirement

  For an Individual Retirement   To open a retirement account in the name of an
  Account (IRA)                  individual. IRAs can be established with a
  (Vanguard Fiduciary Trust      contribution, a direct roll-over from an
  Company is the custodian.)     employer's plan, such as a 401(k), or an asset
                                 transfer or rollover from another financial institution, such as a bank or mutual fund company. $1,000 minimum initial investment.

  For a Simplified Employee      To open a retirement account in the name of an
  Pension Plan Account (SEP-IRA) employee. SEPs allow employers to make
  (Vanguard Fiduciary Trust      deductible contributions directly to IRAs
  Company is the custodian.)     established by their employees. A SEP can be
                                 established by people who are self-employed, small-business owners, partnerships, or corporations.

  For a Qualified Retirement     To open a retirement account that allows
  Program Account                small-business owners or people who are
  (Vanguard Fiduciary Trust      self-employed to make tax-deductible retirement
  Company can be the trustee.)   contributions for themselves and their
                                 employees into Profit-Sharing and Money
                                 Purchase Pension (Keogh) plans.

Types of Accounts (continued)

  For a 403(b)(7) Custodial      To open a retirement account that allows
  Account (Vanguard Fiduciary    employees of tax-exempt institutions (for
  Trust Company is the           example, schools or hospitals) to make pre-tax
  custodian.)                    retirement contributions.


Distribution Options

You can receive distributions of dividends and/or capital gains in a number of ways:

  Reinvestment                   Dividends and capital gains are automatically
                                 reinvested in additional shares of the Fund unless you request a different distribution method.

  Dividends                      in Cash Dividends are paid by check and mailed
                                 to your account's address of record, and capital gains are reinvested in additional shares of the Fund.

  Dividends and Capital Gains    Both dividends and capital gains are paid by
  in Cash                        check and mailed to your account's address of
                                 record.

  To electronically transfer cash dividends and/or capital gains to your bank, savings and loan, or credit union account, or to another Vanguard fund account, see Vanguard Dividend Express under "Services and Account Features."


Buying Shares

At this time, shares of Vanguard/Windsor Fund are not being offered or sold to new investors. Current shareholders may make additional investments, but the total amount invested during a calendar year may not exceed $25,000.
   You buy your shares at the Fund's next-determined net asset value after Vanguard receives your request, provided we receive your request before 4 p.m. Eastern time (the close of trading on the New York Stock Exchange). The Fund is offered on a no-load basis, meaning that you do not pay sales commissions or 12b-1 marketing fees.

Add To An Existing Account

  Minimum Investment

  By Mail
  First-class mail to:
  The Vanguard Group
  P.O. Box 2600
  Valley Forge, PA 19482

  Express or Registered mail to:
  The Vanguard Group
  455 Devon Park Drive
  Wayne, PA 19087

$100 by mail or exchange; $1,000 by wire.

Mail your check with an Invest-By-Mail form detached from your confirmation statement to the address listed on the form.

Make your check payable to: The Vanguard Group-22

All purchases must be made in U.S. dollars, and checks must be drawn on U.S. banks.

--------------------------------------------------------------------------------
  Important Note: To prevent check fraud, Vanguard will not accept checks made payable to third parties.
--------------------------------------------------------------------------------
Buying Shares (continued)

Add To An Existing Account

  By Telephone

  1-800-662-6273
  Vanguard Tele-Account(R)
  1-800-662-2739
  Client Services

--------------------------------------------------------------------------------
Call Vanguard Tele-Account* 24 hours a day--or Client Services during business hours--to exchange from another Vanguard fund account with the same registration (name, address, taxpayer I.D., and account type).

Use Vanguard Fund Express (see "Services and Account Features") to transfer assets from your bank account. Call Client Services before your first use to verify that this option is in place.
  *You must obtain a Personal Identification Number through Tele-Account at least seven days before you request your first exchange.
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------=
  Important Note: Once a telephone transaction has been approved by you and a confirmation number assigned, it cannot be revoked. We reserve the right to refuse any purchase.
--------------------------------------------------------------------------------
 ---------
  By Wire
 ---------
  Wire to:
  CoreStates Bank, N.A.
  ABA 031000011
  CoreStates No 01019897
  [Temporary Account Number]
  Vanguard/Windsor Fund
  [Account Registration]
  Attention: Vanguard

  Call Client Services to arrange your wire transaction.

  Wire transactions are not available for retirement accounts.

  Automatically

  Vanguard offers a variety of ways that you can add to your account automatically. See "Services and Account Features."


  You can redeem (that is, sell or exchange) shares purchased by check or Vanguard Fund Express at any time. However, your redemption proceeds will not be paid to you until payment for your purchase is collected, which may take up to ten calendar days. Note: If you buy Fund shares through a registered broker-dealer or investment adviser, the broker-dealer or adviser may charge you a service fee.



Redeeming Shares

  Important Tax Note: Any sale or exchange of shares in a non-retirement account could result in a taxable gain or a loss.

The ability to redeem (that is, sell or exchange) Fund shares by telephone is automatically established for your account unless you tell us in writing that you do not want this option.
   To protect your account from unauthorized or fraudulent telephone instructions, Vanguard follows specific security procedures. When we receive a call requesting an account transaction, we require the caller to provide:
   [Check Mark]  Fund name.
   [Check Mark]  10-digit account number.
   [Check Mark]  Name and address exactly as registered on that account.
   [Check Mark]  Social Security or Employer Identification number as registered on that account.



   If you call to sell shares, the sale proceeds will be made payable to you, as the registered shareholder, and mailed to your account's address of record.
   If we follow reasonable security procedures, neither the Fund nor Vanguard will be responsible for the authenticity of transaction instructions received by telephone. We believe that these procedures are reasonable and that, if we follow them, you bear the risk of any losses resulting from unauthorized or fraudulent telephone transactions on your account.

How to Sell Shares
You may withdraw any part of your account, at any time, by selling shares. Sale proceeds are normally mailed within two business days after Vanguard receives your request. The sale price of your shares will be the Fund's next-determined net asset value after Vanguard receives all required documents in good order.
   Good order means that the request includes:
   [Check Mark]  Fund name and account number.
   [Check Mark]  Amount of the transaction (in dollars or shares).
   [Check Mark] Signatures of all owners exactly as registered on the account. [Check Mark] Signature guarantees (if required).
   [Check Mark] Any supporting legal documentation that may be required. [Check Mark] Any certificates you are holding for the account.

   Sales or exchange requests received after the close of trading on the New York Stock Exchange (generally 4 p.m. Eastern time) are processed at the next business day's net asset value.
   The Fund reserves the right to close any non-retirement or UGMA/UTMA account whose balance falls below the minimum initial investment. The Fund will deduct a $10 annual fee if your non-retirement account balance falls below $2,500 or if your UGMA/UTMA account balance falls below $500. The fee is waived if your total Vanguard account assets are $50,000 or more.
--------------------------------------------------------------------------------
  Some written requests require a signature guarantee from a bank, broker, or other acceptable institution. A notary public cannot provide a signature guarantee.
--------------------------------------------------------------------------------

How to Exchange Shares
An exchange is the selling of shares of one Vanguard fund to purchase shares of another.
   Although we make every effort to maintain the exchange privilege, Vanguard reserves the right to revise or terminate the exchange privilege, limit the amount of an exchange, or reject any exchange, at any time, without notice.
   Because excessive exchanges can potentially disrupt the management of the Fund and increase transaction costs, Vanguard limits exchange activity to two substantive exchange redemptions (at least 30 days apart) from the Fund during any 12-month period. "Substantive" means either a dollar amount large enough to have a negative impact on the Fund or a series of movements between Vanguard funds.
   Before you exchange into a new Vanguard fund, be sure to read its prospectus. For a copy and for answers to questions you might have, call Investor Information.

  Selling or Exchanging Shares   Account Type

 By Telephone                  All Types Except Retirement:
 1-800-662-6273                Call Vanguard Tele-Account* 24 hours a day--or
 Vanguard Tele-Account         Client Services during business hours--to sell
 1-800-662-2739                or exchange shares. You can exchange shares
 Client Services               from this Fund to open an account in another
                               Vanguard fund or to add to an existing Vanguard fund account with an identical registration.


                                              Retirement:
                                              You can exchange--but not sell--shares by
                                              calling Tele-Account or Client Services.

                                              *You must obtain a Personal Identification
                                              Number through Tele-Account at least seven days
                                              before you request your first redemption.

By Mail                                       All Types Except Retirement:
First-class mail to:                          Send a letter of instruction signed by all
The Vanguard Group                            registered account holders. Include the fund
P.O. Box 2600                                 name and account number and (if you are
Valley Forge, PA 19482                        selling) a dollar amount or number of shares OR
                                              (if you are exchanging) the name of the fund
Express or Registered mail to:                you want to exchange into and a dollar amount
The Vanguard Group                            or number of shares.
455 Devon Park Drive
Wayne, PA 19087                               Retirement:
                                              For information on how to request distributions from. . .
                                              o IRAs, call Client Services.
                                              o SEP-IRAs,  403(b)(7) custodial accounts, and Profit-
                                                Sharing and Money Purchase Pension (Keogh) Plans, call
                                                Individual Retirement Services at 1-800-662-2003.
                                              Depending on your account registration type,
                                              additional documentation may be required.

 Automatically                                All Types Except Retirement:
                                              Vanguard offers several ways to sell or
                                              exchange shares automatically (see "Services
                                              and Account Features"). Call Investor
                                              Information for the appropriate booklet and
                                              application if you did not elect a feature when
                                              you opened your account.

   It is important that you call Vanguard before you redeem a large dollar amount. We must consider the interests of all Fund shareholders and so reserve the right to delay your redemption proceeds--up to seven days--if the amount will disrupt the Fund's operation or performance.

                         A Note on Unusual Circumstances
  Vanguard reserves the right to revise or terminate the telephone redemption privilege at any time, without notice. In addition, Vanguard can stop selling shares or postpone payment at times when the New York Stock Exchange is closed or under any emergency circumstances as determined by the United States Securities and Exchange Commission. If you experience difficulty making a telephone redemption during periods of drastic economic or market change, you can send us your request by regular or express mail. Follow the instructions on selling or exchanging shares by mail in the "Redeeming Shares" section.





Fund and Account Updates

Statements and Reports
We will send you clear, concise account and tax statements to help you keep track of your Vanguard/Windsor Fund account throughout the year, as well as when you are preparing your income tax returns.
   In addition, you will receive financial reports about the Fund twice a year. These comprehensive reports include an assessment of the Fund's performance (and a comparison to its industry benchmark), an overview of the markets, a report from the adviser, as well as a listing of its holdings and other financial statements.

  Confirmation Statement         Sent each time you buy, sell, or exchange
                                 shares; confirms the date and the amount of your transaction.

  Portfolio Summary              Mailed quarterly; shows the market value of
                                 your account at the close of the statement period, as well as distributions, purchases, sales, and exchanges for the current calendar year.

  Fund Financial Reports         Mailed in June and December for this Fund.

  Tax Statements                 Generally mailed in January; report previous
                                 year's dividend distributions, proceeds from the sale of shares, and distributions from IRAs or other retirement accounts.

  Average Cost Statement         Issued quarterly for taxable accounts
                                 (accompanies your Portfolio Summary); shows the average cost of shares that you redeemed during the previous quarter, using the average cost single category method.

  Vanguard Tele-Account          Toll-free access to Vanguard fund and account
                                 information--as well as some transactions-- through any TouchTone(TM) telephone.
                                 Tele-Account provides total return, share price, price change, and yield quotations for all Vanguard funds; gives your account balances and history (e.g., last transaction, latest dividend distribution); and allows you to sell or exchange fund shares.

Automated Telephone Access


  1-800-662-6273

  Vanguard Tele-Account
  1-800-662-2739
  Client Services


Computer Access

  Vanguard Online(sm)            Use your personal computer to learn more about
  Keyword: Vanguard              Vanguard funds and services;  keep in touch
                                 with your Vanguard accounts; map out a
                                 long-term investment strategy; and ask
                                 questions, make suggestions, and send messages to Vanguard. Vanguard Online is offered through America Online(R) (AOL). To establish an AOL account, call 1-800-238-6336.

  Vanguard on the                Use your personal computer to visit Vanguard's
  World Wide Web                 education-oriented website, which provides
  http://www.vanguard.com        timely news and information about Vanguard
                                 funds and services; an on-line "university" that offers a variety of mutual fund classes;
                                 and easy-to-use, interactive tools to help you create your own investment and retirement strategies.

Glossary of Investment Terms

Capital Gains Distribution
Payment to mutual fund shareholders of gains realized during the year on securities that the fund has sold at a profit, minus any realized losses.

Cash Reserves
Cash deposits as well as short-term bank deposits, money market instruments, U.S. Treasury bills, bank CDs, repurchase agreements, commercial paper, and bankers acceptances.

Common Stock
A security representing ownership rights in a corporation. A stockholder is entitled to share in the company's profits, some of which may be paid out as dividends.

Country Risk
The possibility that events within a country such as changes in regulation, political or financial troubles, or natural disasters will adversely affect the market value of securities issued by companies or governments in that country.

Currency Risk
The possibility that an American's foreign investment will lose money because of unfavorable exchange rate movements.

Dividend Income
Payment to shareholders of income from interest or dividends generated by a fund's investments.

Expense Ratio
The percentage of a fund's average net assets used to pay its expenses. The expense ratio includes account management fees, administrative fees, and any 12b-1 marketing fees.

Fixed-Income Securities
Investments, such as bonds, that have a fixed payment schedule. While the level of income offered by these securities is predetermined, their prices may fluctuate.

Growth and Income Stock Fund
A mutual fund that seeks moderate capital appreciation and some dividend income by investing primarily in stocks.

Investment Adviser
An organization that makes the day-to-day decisions regarding a portfolio's investments.

Mutual Fund
An investment company that pools the money of many people and invests it in a variety of securities in an attempt to achieve a specific objective over time.

Net Asset Value (NAV)
The market value of a mutual fund's total assets, minus liabilities, divided by the number of shares outstanding. The value of a single share is called its share value or share price.

Portfolio Diversification
Holding a variety of securities so that a portfolio's return is not hurt by the poor performance of a single security, industry, or country.

Price/Earnings (P/E) Ratio
The current share price of a stock, divided by its per-share earnings (profits) from the past year. A stock selling for $20, with earnings of $2 per share, has a price/earnings ratio of 10.

Total Return

A percentage change, over a specified time period, in a mutual fund's net asset value, with the ending net asset value adjusted to account for the reinvestment of all distributions of dividends and capital gains.

Value Stock Fund
A mutual fund that focuses on stocks of companies that, considering their earnings and dividends, are attractively priced; these com-panies often pay regular dividend income to shareholders.

Volatility
The fluctuations in value of a mutual fund or other security. The greater a fund's volatility, the wider the fluctuations between its high and low share prices.

Yield
Current income (interest or dividends) earned by an investment, expressed as a percentage of the investment's price.

Investor Information
Department
1-800-662-7447 (SHIP)
Text Telephone:
1-800-952-3335
For information on our funds,
fund services, and retirement accounts; requests for literature

Client Services Department
1-800-662-2739 (CREW)
Text Telephone:
1-800-662-2738
For information on your
account, account transactions,
account statements



Vanguard Brokerage
Services
1-800-992-8327
For information on trading
stocks, bonds, and options
at reduced commissions

Vanguard Tele-Account(R)
1-800-662-6273 (ON-BOARD)

For 24-hour automated access
to price and yield, information
on your account, certain
transactions



Electronic Access to the Vanguard Mutual Fund Education and Information Center On America Online(R)
Keyword: Vanguard

On the World Wide Web
http://www.vanguard.com

To send e-mail to Vanguard
VGOnline@aol.com



(C) 1997 Vanguard Marketing
Corporation, Distributor

P022N

Vanguard/
Windsor Fund

Annual Report
October 31, 1996



                                    Contents



     A Message To Our Shareholders..............................1


     The Markets In Perspective.................................3


     Report From The Adviser....................................5


     Portfolio Profile..........................................8


     Performance Summary.......................................10


     Financial Statements......................................11


     Report Of Independent Accountants.........................19


     Directors And Officers.....................Inside Back Cover

                         Vanguard has always strived to be the standard-bearer for mutual fund disclosure, going well beyond the "letter of the law" in our shareholder communications. During the past year, we raised the standard once again by rewriting and reformatting our Fund prospectuses. They are designed to ensure that prospective investors fully understand, before they make an investment, each Fund's investment strategies, risks, and costs. In that spirit, we have redesigned our Annual Reports to shareholders, which provide a comprehensive discussion and analysis of the year's results in the context of each Fund's investment objectives and policies. Since Vanguard has long been recognized for the quality and content of these Fund Reports, our overriding objective was to maintain the character of the previous Reports, while adding information to assist shareholders in understanding the investment characteristics of their Fund.

The new Fund Reports include a message to shareholders from Chairman John C.
                         Bogle and President John J. Brennan. This Message continues to provide a candid assessment of the Fund's performance relative to an appropriate unmanaged market benchmark and a peer group of mutual funds with similar investment policies. It also reviews the principal factors contributing to--and detracting from--the returns earned by the Fund. To help you evaluate your Fund's current-year performance, the Message includes a discussion of the Fund's long-term investment results, as well as a look ahead to the prospects for the coming year. A recap of the financial markets, which had been included as part of the Chairman's letter, now appears in The Markets In Perspective. This overview covers the world's financial markets, putting the results of the Fund's strategy in a global perspective.

The Portfolio Profile represents an addition to our Fund Reports. In this day and age, many investors use detailed statistical information to evaluate their mutual fund holdings, and our new Portfolio Profile furnishes shareholders with comprehensive data on key characteristics--sector diversification, volatility, top-ten holdings, among others--that ultimately define how a Fund is likely to perform in various market environments. For this information to be used effectively, we include a brief description of the profiled characteristics. The Report From The Adviser (for our traditionally managed Funds) now covers specific topics that we have defined as being the important ones for the adviser to address--and we do our best to ensure that this Report is written in the same simple and candid manner that characterizes all Vanguard communications. Finally, each Adviser's Report will include an inset reminder of the adviser's basic investment philosophy.

We trust that this redesigned Fund Report will continue to meet your need for a fair, candid, and clear presentation of your Fund's investment results and a thorough portfolio review. We welcome any comments that you might have at any time regarding these Reports.



Directors And Officers

John C. Bogle, Chairman of the Board and Director of The Vanguard Group,
          Inc. and of each of the investment companies in The Vanguard Group; Director of Chris-Craft Industries, Inc.

John J. Brennan, President, Chief Executive Officer, and Director of The
          Vanguard Group, Inc. and of each of the investment companies in The Vanguard Group.

Robert E. Cawthorn, Chairman Emeritus and Director of Rhone-Poulenc Rorer
          Inc.; Director of Sun Company, Inc. and Westinghouse Electric Corp.

Barbara  Barnes Hauptfuhrer, Director of The Great Atlantic and Pacific Tea
          Co., Alco Standard Corp., Raytheon Co., Knight-Ridder, Inc., and Massachusetts Mutual Life Insurance Co.

Bruce K. MacLaury, President Emeritus of The Brookings Institution; Director of
          American Express Bank Ltd., The St. Paul Companies, Inc., and National Steel Corp.

Burton G. Malkiel, Chemical Bank Chairman's Professor of Economics, Princeton
          University; Director of Prudential Insurance Co. of America, Amdahl Corp., Baker Fentress & Co., The Jeffrey Co., and Southern New England Communications Co.

Alfred M. Rankin, Jr., Chairman, President, and Chief Executive Officer of
          NACCO Industries, Inc.; Director of NACCO Industries, The BFGoodrich Co., and The Standard Products Co.

John C. Sawhill, President and Chief Executive Officer of The Nature
          Conservancy; formerly, Director and Senior Partner of McKinsey & Co. and President of New York University; Director of Pacific Gas and Electric Co., Procter & Gamble Co., and NACCO Industries.

James O. Welch, Jr., Retired Chairman of Nabisco Brands, Inc.; retired Vice
          Chairman and Director of RJR Nabisco; Director of TECO Energy, Inc. and Kmart Corp.

J. Lawrence Wilson, Chairman and Chief Executive Officer of Rohm & Haas Co.; Director of Cummins Engine Co.; Trustee of Vanderbilt University.



Other Fund Officers

Raymond J. Klapinsky, Secretary; Senior Vice President and Secretary of The
           Vanguard Group, Inc.; Secretary of each of the investment companies in The Vanguard Group.

Richard F. Hyland, Treasurer; Principal of The Vanguard Group, Inc.; Treasurer
           of each of the investment companies in The Vanguard Group.

Karen E. West, Controller; Principal of The Vanguard Group, Inc.; Controller
           of each of the investment companies in The Vanguard Group.



Other Vanguard Officers

Robert A. DiStefano, Senior Vice President, Information Technology.

James H. Gately, Senior Vice President, Individual Investor Group.

Ian A. MacKinnon, Senior Vice President, Fixed Income Group.

F. William McNabb III, Senior Vice President, Institutional.

Ralph K. Packard, Senior Vice President and Chief Financial Officer.

Please send your comments to us at:
Post Office Box 2600, Valley Forge, Pennsylvania 19482

Fund Information: 1-800-662-7447

Individual Account Services: 1-800-662-2739

Institutional Investor Services: 1-800-523-1036

VGOnline@aol.com http://www.vanguard.com

This Report has been prepared for shareholders and may be distributed to others only if preceded or accompanied by a current prospectus. All Funds in the Vanguard Family are offered by prospectus only.




The Vanguard Family of Funds

EQUITY AND BALANCED FUNDS
Growth and Income Funds
   Vanguard/Windsor Fund
   Vanguard/Windsor II
   Vanguard Equity Income Fund
   Vanguard Quantitative Portfolios
   Vanguard Selected Value Portfolio
   Vanguard/Trustees' Equity-U.S. Portfolio
   Vanguard Convertible Securities Fund
Balanced Funds
   Vanguard/Wellington Fund
   Vanguard/Wellesley Income Fund
   Vanguard STAR Portfolio
   Vanguard Asset Allocation Fund
   Vanguard LifeStrategy Portfolios
Growth Funds
   Vanguard/Morgan Growth Fund
   Vanguard/PRIMECAP Fund
   Vanguard U.S. Growth Portfolio
Aggressive Growth Funds
   Vanguard Explorer Fund
   Vanguard Specialized Portfolios
   Vanguard Horizon Fund
International Funds
   Vanguard International Growth Portfolio
   Vanguard/Trustees' Equity-International
     Portfolio

INDEX FUNDS
   Vanguard Index Trust
   Vanguard Tax-Managed Fund
   Vanguard Balanced Index Fund

   Vanguard Bond Index Fund
   Vanguard International Equity Index Fund
   Vanguard Total International Portfolio

FIXED-INCOME FUNDS
Money Market Funds
   Vanguard Money Market Reserves
   Vanguard Admiral Funds
Income Funds
   Vanguard Fixed Income Securities Fund
   Vanguard Admiral Funds
   Vanguard Preferred Stock Fund
Tax-Exempt Money Market Funds
   Vanguard Municipal Bond Fund
   Vanguard State Tax-Free Funds
     (CA, NJ, OH, PA)
Tax-Exempt Income Funds
   Vanguard Municipal Bond Fund
   Vanguard State Tax-Free Funds
     (CA, FL, NJ, NY, OH, PA)




Q220-10/96

Fellow Shareholder,
Windsor Fund, participating fully and vigorously in a spirited bull market for stocks, provided a total return of +23.2% in the twelve months ended October 31, 1996--our 38th fiscal year. We surpassed the return on the average competing fund but fell just short of that provided by the unmanaged Standard & Poor's 500 Composite Stock Price Index.
         The following table compares Windsor's total return (capital change plus reinvested dividends) for the year with those of the S&P 500 Index, which is dominated by blue-chip stocks, and the average value (growth and income) mutual fund, the peer group that best reflects the investment philosophy Windsor has maintained over the years.

----------------------------------------------------------------------------
                                          Total Return
                                          Fiscal Year Ended
                                          October 31, 1996
----------------------------------------------------------------------------
Vanguard/Windsor Fund                     +23.2%
Average Value Fund                        +21.4%
----------------------------------------------------------------------------
S&P 500 Index                             +24.1%
----------------------------------------------------------------------------


         The Fund's return is based on an increase in net asset value from $15.55 per share on October 31, 1995, to $16.99 per share on October 31, 1996, with the latter figure adjusted for dividends of $.46 per share paid from net investment income and a distribution of $1.38 per share paid from net realized capital gains.

Fiscal 1996 Performance Overview
In the twelve months ended October 31, the stock market flourished in an ideal environment of moderate economic growth and rising corporate profits accompanied by low inflation. Interest rates fluctuated considerably, first declining amid expectations of an economic slowdown, then rising sharply as it became apparent that the economy was accelerating. But after another course reversal in the final two months of the fiscal year, interest rates and bond prices had nearly returned to their levels of a year earlier.
         In contrast, the stock market's advance in this banner year was remarkably steady, with the S&P 500 Index providing positive returns in eleven of the twelve months ended October 31, 1996. Both growth stocks and value stocks performed well. Returns on these two groups, while very similar over longer periods, often diverge over shorter periods. In fiscal 1996, value stocks, as measured by the S&P/BARRA Value Index, held the edge with a return of +24.6% versus +23.7% for the S&P/BARRA Growth Index.
         As usual, however, not all sectors of the market marched to the same drumbeat. The highest-performing sector of the market during the fiscal year (with a return of +39.0%) was financial stocks, and Windsor's overweighting in this group gave the Fund's performance a nice boost versus both the S&P 500 Index and the average value fund. So, too, the Fund benefited from its underweighting in utilities stocks, the weakest sector (+1.3%), and from excellent stock selections in the financial and technology sectors. Holdings in the basic-materials sector performed poorly versus the S&P 500 Index, however.
         It should be noted that the unmanaged S&P 500 Index is a 100% stock portfolio and includes no cash whatsoever, which in a bull market gives it an advantage over most equity mutual funds. Equity funds typically hold a small portion (5% to 10%) of their assets in interest-bearing cash equivalents to provide liquidity or to reflect recent cash inflows awaiting investment in equities. Indeed, on its stock holdings alone, Windsor Fund earned a return of +24.9% during the fiscal year, slightly ahead of the S&P 500 Index return of +24.1%. However, the overall total return of the Fund was reduced by 1.7% because of its cash holdings.

Long-Term Performance Overview
Windsor Fund's fiscal 1996 results added to our significant long-term advantage over the average value fund. However, over the past decade, neither the Fund nor our average competitor has matched the S&P 500 Index. The returns for the past ten years are summarized in the adjacent table.

------------------------------------------------------------------------------
                                                  Total Return
                                         10 Years Ended October 31, 1996
------------------------------------------------------------------------------
                                         Average           Final Value of
                                         Annual            a $10,000
                                         Rate              Initial Investment
Vanguard/Windsor Fund                    +13.4%            $35,091
------------------------------------------------------------------------------
Average Value Fund                       +12.6%            $32,641
------------------------------------------------------------------------------
S&P 500 Index                            +14.7%            $39,283
------------------------------------------------------------------------------

         We should emphasize that future returns from the stock market may be lower than those of the past decade, which were unusually high by historical standards. Indeed, with stock prices at lofty levels by several measures, investors have ample reason to expect lower returns in the coming decade.
         With respect to Windsor Fund's return versus that of the S&P 500 Index, we note that the Index is a tough standard to match, since it is a theoretical construct that bears none of the "real-world" costs that all mutual funds incur. Also, as discussed earlier, the Fund's cash position is a detriment to its performance versus the S&P 500 Index when stock prices are rising, as during most of the past decade. Charles T. Freeman, Windsor's portfolio manager since December 31, 1995, has gradually decreased the Fund's cash position and increased its exposure to equities to 89% of assets at fiscal year end. Mr. Freeman intends to maintain the Fund's equity exposure at 90% or higher, up from a previous "floor" of about 80%. This change, which brings Windsor's policy into line with that of our other actively managed equity funds, has been endorsed by the Board of Directors.
         That said, the Fund's equity position remains highly concentrated, with 38% of its assets in its ten largest positions. (For the average value fund, this figure is about 25%.) As a result, our returns may often diverge from those of the market and our peers.

In Summary
The U.S. stock market has been on the rise--with only a few, relatively brief setbacks--for more than 14 years. So now seems an appropriate time to state the obvious, namely that the ever-present risks of investing in stocks may be higher now than for some time. Certainly, the sailing will not always be smooth in the future. However, we believe that investors who "stay the course," with a balanced investment portfolio of stock funds, bond funds, and money market funds consistent with their own financial objectives, have little to fear from rough seas in the financial markets.

John C. Bogle                       John J. Brennan
Chairman of the Board               President

November 11, 1996



The Markets In Perspective: Fiscal Year Ended October 31, 1996

U.S. Equity Markets
The past twelve months were truly rewarding for common-stock investors in the United States, particularly those who emphasized larger companies. As noted in the table, the Standard & Poor's 500 Composite Stock Price Index gained 24.1% for the fiscal year, while the Russell 2000 Small Stock Index posted a 16.6% advance. The strong absolute returns can be attributed primarily to solid earnings growth, continued low inflation, and the expectation on the part of investors that this environment will prevail over the near term.
         Among larger-capitalization issues, the best performing sector was financial, with a 39.0% advance. Leading this group were banks and brokerage firms. Banks benefited from the relative stability of economic growth--which could be expected to result in both growing demand for loans and low default rates; brokerage firms continued to reap the benefits of positive equity markets. Energy issues also posted very strong results (33.1%), reflecting the pronounced increase in oil prices from $17.98 per barrel to $23.35 during the past twelve months.
         Technology issues probably exhibited the greatest disparity of any sector. The best performers were generally larger companies with dominant positions in their industries; many of these firms rose 30% or more compared to 16.9%, in aggregate, for the technology holdings in the S&P 500 Index. By contrast, technology was the worst-performing sector within the Russell 2000 Index, with a scant 2.9% return over the fiscal year.

-----------------------------------------------------------------------------
                                             Average Annualized Returns
                                             Periods Ended October 31, 1996
                                             1 Year   3 Years 5 Years
-----------------------------------------------------------------------------
Equity
   S&P 500 Index                             24.1%     17.7%   15.5%
   Russell 2000 Index                        16.6      11.2    14.8
   MSCI-EAFE Index                           10.8       6.9     8.0
-----------------------------------------------------------------------------
Fixed-Income
   Lehman Aggregate Bond Index               5.9%       5.6%    7.7%
   Lehman 10-Year Municipal
     Bond Index                              5.0        5.2     7.7
   Salomon 90-Day U.S. Treasury Bills        5.3        5.0     4.4
-----------------------------------------------------------------------------
Other
   Consumer Price Index                      3.0%       2.8%    2.9%
-----------------------------------------------------------------------------


         In sum, investors displayed a strong preference for companies with "predictable" earnings streams. One unusual note: the price/earnings ratio of the S&P 500 Index rose 17% (from 15.8 to 18.5) during the last twelve months, despite a rise in interest rates. In general, the P/E ratio moves inversely with interest rates.

U.S. Fixed-Income Markets
While U.S. stock investors relished their solid gains, bond investors were not so fortunate. Interest rates, as reflected in the 30-year U.S. Treasury yield, fell from 6.33% on October 31, 1995, to 5.95% two months later. At that time, analysts anticipated an environment of slow economic growth and harbored almost no concern about potential increases in inflation. Underscoring that view, the Federal Reserve Board's Open Market Committee cut both the discount rate and the Federal funds rate by 0.25% in late January.
         Economic data soon suggested a different scenario--one characterized by accelerating economic activity. A range of indicators pointed toward more rapid growth than anticipated, but none concerned the bond market as much as the ongoing increases in employment. In many analysts' view, continued job growth would probably lead to higher wage rates, which might not be offset by improvements in productivity. The net result would be higher inflation, the bane of bond investors. Such concerns caused the 30-year U.S. Treasury yield to climb to 7.19% in early July. From that point forward, interest rates declined, although in an erratic pattern, leaving the long-term Treasury yield at 6.64% by the end of October.
         Three categories of bonds did benefit their investors, at least on a relative basis, over the past year: short-maturity portfolios, low-quality issues, and municipals. Short-maturity investors saw a small increase in rates (0.18% for the 3-year U.S. Treasury bond). Owners of junk bonds earned positive returns as lower-quality, higher-yielding issues generally fare well during periods of steady growth; a modest increase in inflation can be beneficial to junk-bond issuers (the Lehman High Yield Bond Index gained 11.1%). Municipal bonds, freed from investor worries over the proposed "flat tax," performed exceptionally well and, to some extent, seemed immune to the inflation concerns of the taxable market. In fact, the yield on the benchmark 30-year municipal fell -0.05% during the twelve months, while the yield on the comparable-maturity U.S. Treasury issue rose 0.31%.

International Equity Markets
Investments in non-U.S. equity markets fared quite well over the fiscal year, with one major exception: Japan. For the past twelve months, the Morgan Stanley Capital International-Europe, Australasia, Far East Index (which covers all major markets outside North America) posted a total return of 10.8% in dollars, after a 5.1% increase in the value of the U.S. dollar over foreign currencies. Nearly all of this return was generated in the European markets, where the dollar return was 17.9% compared to 3.5% for the Pacific Basin. Aside from Japan (-0.7% in dollars) and Singapore (-3.1%), markets in the Pacific Basin provided very strong returns, as evidenced by Hong Kong (28.0%) and Australia (18.3%).
         The variation in returns across and within regions can be attributed to differing environments and expectations for growth and inflation. In Europe, many governments focused on the deficit-spending guidelines mandated by the Maastricht Treaty for the conversion to a common European currency unit (the
ECU). The Treaty stipulated that deficit spending not exceed defined levels--with the idea that restraint would keep inflation to reasonable levels. Over the past year, many governments reaffirmed their commitments to the ECU and cut spending accordingly. Investors took this as an indication that inflation would remain modest and economic growth tepid. The result was a strong boost to high-quality growth stocks across Europe.
         The Japanese market continues to suffer because the long-anticipated economic recovery has yet to materialize in a meaningful way. Despite some positive signs, such as improving corporate profits, the Japanese economy continues to perform in a lack-luster fashion.



Report From The Adviser


Our total return for the twelve months ended October 31--our fiscal year--was 23.2%, slightly less than the Standard & Poor's 500 Composite Stock Price Index's 24.1% and better than the 21.4% turned in by the average value (growth and income) mutual fund. For the first ten months of calendar 1996, our total return of 18.4% outdistanced both the S&P 500 Index (16.6%) and the competitive group (14.7%). Our fiscal-year performance was boosted by our holdings in the financial, energy, and technology sectors. At the same time, we were not helped by the neutral performance of our auto holdings, the quite poor performance of our basic-materials holdings, and--given the strong market--our significant cash position. More detail can be found in our traditional report card on page 7.

     Our equity holdings on October 31 were 89% of net assets, up from 80% at the beginning of 1996. We intend to increase the equity ratio to at least 90% by the end of 1996 and at least 95% by mid-1997. We plan to keep it at 95%-100%--i.e., essentially fully invested--after that. Not that the market is not on the high side--in fact, by our reckoning, it is about 15% above fair value--but it's a big stock market, and the Fund can choose from among plenty of stocks with low price/earnings ratios. Our goal is to deliver to you, the shareholder, the full plate of equities that you expect, and if you want to keep cash on the side--as a hedge against the stock market, say--that's up to you.
     We gave ourselves 18 months to become fully invested, thinking that this would give us a chance to put the cash to work opportunistically, buying into any temporarily sagging sectors or into an overall market drop that might well occur in such a length of time. That we have been able to do this is well illustrated by our portfolio's P/E ratio, which is only 9.4 times estimated 1997 earnings (except for energy stocks, which we value on an asset basis). This is a sharp 42% discount to the market, which, as represented by the S&P 500 Index, has a P/E ratio of more than 16 times estimated 1997 earnings.
     As part of our full-investment program, we wanted to diversify the Fund beyond our very large concentrations in consumer cyclicals (especially autos), energy, basic materials, and financial stocks. We have been able to do this, most notably increasing our technology position from 3% of net assets at the beginning of the year to about 11%. The largest holdings in this new position are Compaq, Seagate, and Nokia--leaders in the PC, disk drive, and wireless telecommunication fields, respectively. These are companies with 15% annual growth rates that we bought in a big way earlier in 1996, at 7-to-9 times 1997 earnings--i.e., Windsor math--and that have contributed significantly to our performance this year, advancing some 40% to 60% from our purchase price. Other 1996 additions to the portfolio include 3% positions in airlines and agriculture (farm equipment and fertilizer companies) and 2% positions in AT&T and Rhone-Poulenc.
     Our energy holdings decreased during the fiscal year from 14% of net assets to 12%. The group performed well, and we took some profits, particularly as we do not think that a $23-a-barrel price for crude oil is sustainable. We also fear that prices of well over $2 per thousand cubic feet for natural gas may not last, particularly if the current pace of drilling in the United States persists. Our financial-sector concentration--banks, savings and loans, and insurance--fell from 25% to 19%, as we again have been selling into strength, although we continue to be overweighted versus the market. Citicorp is the largest single holding here; at 4.6%, it is still the second-largest holding in the Fund. Its developing-country business, which distinguishes Citicorp from other banks, produces 60% of the company's total earnings and is growing at an annual clip of 12% to 15%. Also, Citicorp continues to use all of its excess earnings to buy its own stock at the rate of 6% to 7% per year.
     Autos still make up about 10% of the portfolio, with Chrysler, at 6%, the largest holding in the Fund. On the core product development side, Chrysler continues to crank out hit after hit. We are convinced that this is no fluke, that Chrysler is the most nimble and entrepreneurial of the Big Three, that it has institutionalized these strengths, and that it will continue to gain market share over time. Finally, our basic-materials concentration--aluminum, chemicals, paper, and steel--comprises 21% of the portfolio and, while disappointing to date, is well placed directionally. We believe that, with low inflation and easing interest rates around the world, 1997 should be a year of synchronous economic growth, with global industrial production rising on the order of 4.5%. This will chew up a lot of aluminum, chemicals, paper, and steel at a rate outstripping the underlying capacity increases, and thus we should enjoy a sustained rise in the commodity prices.
     Our investing style is well established: low P/E, price-opportunistic on the buy side, price-disciplined on the sell side, and a willingness to concentrate where it makes sense. Importantly, the current Windsor team, which I have the pleasure to lead, has more than 50 years of collective experience in this investing style and is entirely focused on the task of providing unusual returns for your investment in the Fund.

Charles T. Freeman, Portfolio Manager
Wellington Management Company, LLP

November 14, 1996

  Investment Philosophy
  The adviser believes that superior long-term investment results can be achieved by emphasizing common stocks that are generally misunderstood, out of favor, or undervalued by fundamental measures such as price/earnings ratio or dividend yield. The adviser will concentrate a large portion of the Fund's assets in those securities it believes offer the best return potential.


Windsor 1996 Report Card
--------------------------------------------------------------------------------

                                Fiscal Year 1996*
                        10/31/96
                         Percent     Weighted    Relative to     Meaningful
Significant              of Net       Average      S&P 500       Windsor Positions
Concentrations           Assets    Appreciation     Index        (In Order of Size)     Grade Critique
Autos                      10%          21%          1%          Chrysler, Ford         C Chrysler good,
                                                                                        Ford not.
Banks                      8%           39%          21%         Citicorp,              A+Big outperform-
                                                                 NationsBank,           ance two years
                                                                 First Union            in a row makes a
                                                                                        coup of 1994's
                                                                                        buildup in this
                                                                                        area to 22%
                                                                                        of Fund.

Basic Materials            21%          0%          -18%         Georgia-Pacific,       F Quite disap-
(aluminum,                                                       Reynolds Metals,       pointing so far,
chemicals,                                                       Alcoa, Champion        but improving
paper, and steel)                                                International,         supply/demand
                                                                 Union Camp,            should make these
                                                                 Lyondell Petro-        good 1997 stocks;
                                                                 chemical, Stone        aluminum our
                                                                 Container,             favorite.
                                                                 Union Carbide,
                                                                 Georgia Gulf

Energy                     12%          26%          9%          Burlington             A Our long-stand-
                                                                 Resources, USX-        ing natural gas
                                                                 Marathon Group,        case finally
                                                                 Atlantic Richfield,    panned out;
                                                                 Enserch                plus a surprising
                                                                                        surge in crude
                                                                                        oil price.

Insurance                  4%           25%          13%         Allstate, CIGNA        A Allstate terrific,
                                                                                        including some
                                                                                        purchases earlier
                                                                                        this year.

Savings &                  6%           25%          5%          Golden West            B+ Finally some
Loans                                                            Financial, Great       recognition here.
                                                                 Western Financial,


                                                                 H.F. Ahmanson

Technology                 11%          26%          15%         Seagate, Compaq,       A+ Home run--
                                                                 Nokia, Advanced        quick payoff on
                                                                 Micro Devices          early 1996
                                                                                        purchases.

*Capital change only. For stocks purchased and sold during the year, absolute appreciation is measured from the date of purchase or to the date of sale, and then relative to the S&P 500 Index for the same period.



Portfolio Profile: Windsor Fund
October 31, 1996

This Profile provides a snapshot of the Fund's characteristics, where appropriate, compared to an unmanaged index. Key elements of this Profile are defined on page 9.

Portfolio Characteristics
-------------------------------------------------------------------------------
                                            Windsor           S&P 500
-------------------------------------------------------------------------------
Number of Stocks                            104               500
Median Market Cap                           $6.4B             $24.2B
Price/Earnings Ratio                        14.7x             18.5x
Price/Book Ratio                            1.9x              3.3x
Yield                                       2.4%              2.1%
Return on Equity                            10.3%             19.6%
Earnings Growth Rate                        10.3%             13.7%
Foreign Holdings                            6.7%              3.8%
Turnover Rate                               34%               --
Expense Ratio                               0.31%             --
Cash Reserves                               9.7%              --

Volatility Measures
-------------------------------------------------------------------------------
                                            Windsor           S&P 500
-------------------------------------------------------------------------------
R-Squared                                   0.65              1.00
Beta                                        0.94              1.00

Ten Largest Holdings (% of Total Net Assets)
-------------------------------------------------------------------------------
Chrysler Corp.                                                6.3%
Citicorp                                                      4.6
Seagate Technology                                            4.4
Ford Motor Co.                                                4.2
Burlington Resources, Inc.                  4.0
Georgia-Pacific Corp.                                         3.9
USX-Marathon Group                                            3.3
Compaq Computer Corp.                                         3.1
Golden West Financial Corp.                 2.3
Reynolds Metals Co.                                           2.3
-------------------------------------------------------------------------------
Top Ten                                                      38.4%

Sector Diversification (% of Common Stock)
-------------------------------------------------------------------------------
                                    October 31, 1995      October 31, 1996
-------------------------------------------------------------------------------
                                        Windsor        Windsor          S&P 500
Basic Materials ....................     26.8%          26.3%              6.3%
Capital Goods & Construction .......      2.2            4.3               8.6
Consumer Cyclical  .................     15.1           12.4              12.7
Consumer Staples ...................      0.0            0.0              12.3
Energy .............................     17.5           13.4               9.6
Financial ..........................     31.3           21.5              14.8
Health Care ........................      0.0            2.2              10.4
Technology .........................      3.9           12.7              12.1
Transport & Services ...............      1.1            3.7               1.4
Utilities ..........................      1.5            2.8               9.7
Miscellaneous ......................      0.6            0.7               2.1
-------------------------------------------------------------------------------


Beta. A measure of the magnitude of a portfolio's past share-price fluctuations in relation to the fluctuations in the overall market (or appropriate market index). The market, or index, has a beta of 1.00, so a portfolio with a beta of
1.20 would have seen its share price rise or fall by 12% when the overall market rose or fell by 10%.

Earnings Growth Rate. The annual average rate of growth in earnings over the past five years for the stocks now in a portfolio.

Expense Ratio. The percentage of a portfolio's average net assets used to pay its annual administrative and advisory expenses. These expenses directly reduce returns to investors. The average expense ratio for a stock mutual fund was 1.34% in 1995.

Foreign Holdings. The percentage of a portfolio's investments represented by stocks or American Depository Receipts (ADRs) of companies based outside the United States.

Investment Focus. This grid indicates a portfolio's characteristics in terms of market capitalization and relative valuation (growth, value, or a blend). For instance, if the upper right box of the grid is shaded, it indicates that a portfolio emphasizes large capitalization growth stocks.

Median Market Cap. The midpoint of market capitalization (market price x shares outstanding) of stocks in the portfolio. Half the stocks in the portfolio have higher market capitalizations and half lower.

Number of Stocks. An indicator of diversification. The more stocks a portfolio holds, the more diversified, and the more likely it is to perform in line with the overall stock market.

Price/Book Ratio. The share price of a stock, divided by its net worth, or book value, per share. For a portfolio, the weighted average price/book ratio of the stocks it holds.

Price/Earnings Ratio. The ratio of a stock's current price to its per-share earnings over the past year. P/E is an indicator of market expectations about corporate prospects; the higher the P/E, the greater the expectations for a company's future growth. For a portfolio, the weighted average P/E of the stocks it holds.

Return on Equity. The rate of return generated by a company during the past year for each dollar of shareholder's equity (net income for the year / shareholder's equity). For a portfolio, the weighted average return on equity for the companies represented in the portfolio.

R-Squared. A measure of how much of a portfolio's past returns can be explained by the returns from the overall market (or its benchmark index). If a portfolio's total return were precisely synchronized with the overall market's return, its R-squared would be 1.00. If a portfolio's returns bore no relationship to the market's returns, its R-squared would be 0.

Sector Diversification. The percentage of a portfolio's common stocks invested in each of the major industry classifications that compose the stock market.

Ten Largest Holdings. Indicates the percentage of a portfolio's total net assets in its ten largest stocks (the average for stock mutual funds is about 25%). As this percentage rises, a portfolio's returns are likely to be more volatile, since its return is more dependent on a few companies.

Turnover Rate. Indicates trading activity during the past year. Portfolios with high turnover rates incur higher transaction costs and are more likely to realize and distribute capital gains (which are taxable to investors). The average turnover rate for stock mutual funds is about 80%.

Yield. A snapshot of a portfolio's income from interest and dividends. The yield, expressed as a percentage of a portfolio's net asset value, is based on income earned by the portfolio over the past 30 days and is annualized, or projected forward for the coming year.




Total Investment Returns: 10/31/76-10/31/96
                                     Windsor Fund                    S&P 500
Fiscal              Capital          Income            Total         Total
Year                Return           Return            Return        Return
1977                 3.8%            4.3%              8.1%          -6.1%
1978                 6.2             5.0               11.2           6.3
1979                13.5             6.0               19.5          15.3
1980                17.2             7.0               24.2          32.1
1981                11.1             6.9               18.0           0.6
1982                14.2             7.0               21.2          16.3
1983                25.3             7.3               32.6          27.8
1984                 9.6             6.9               16.5           6.3
1985                16.6             6.7               23.3          19.4
1986                22.8             6.5               29.3          33.2
1987                 2.7%            1.9%              4.6%           6.4%
1988                18.9             8.1               27.0          14.8
1989                11.9             5.2               17.1          26.4
1990               -31.8             3.9              -27.9          -7.5
1991                35.7             9.0               44.7          33.5
1992                 4.3             5.0                9.3          10.0
1993                24.6             3.7               28.3          14.9
1994                 3.7             2.6                6.3           3.9
1995                14.2             3.6               17.8          26.4
1996                19.6             3.6               23.2          24.1



Cumulative Performance: 10/31/86-10/31/96
-------------------------------------------------------------------------------
                               Average Annual Total Returns
                              Periods Ended October 31, 1996  Final Value of a
                      1 Year       5 Years    10 Years       $10,000 Investment
-------------------------------------------------------------------------------
Windsor Fund          23.16%      16.69%      13.38%         $35,091
Average Value Fund    21.39       13.80       12.56           32,641
S&P 500 Index         24.10       15.55       14.66           39,283
-------------------------------------------------------------------------------

Average Annual Total Returns: Periods Ended 9/30/96*
--------------------------------------------------------------------------------
                    Inception                                   10 Years
--------------------------------------------------------------------------------
                      Date       1 Year      5 Years    Capital  Income  Total
Windsor Fund        10/23/58     13.28%      15.95%     8.18%     4.93%   13.11%
--------------------------------------------------------------------------------
*SEC rules require that we provide this average annual total return information through the latest calendar quarter as well as for the Fund's fiscal year end.



Financial Statements
October 31, 1996

Statement of Net Assets
This Statement provides a detailed list of the Fund's holdings, including each security's market value on the last day of the reporting period. Securities are grouped and subtotaled by asset type (common stocks, preferred stocks, bonds, etc.) and by industry sector. Other assets are added to, and liabilities are subtracted from, the value of Total Investments to calculate the Fund's Net Assets. Finally, Net Assets are divided by the outstanding shares of the Fund to arrive at its share price, or Net Asset Value (NAV) Per Share.
     At the end of the Statement of Net Assets, you will find a table displaying the composition of the Fund's net assets on both a dollar and per-share basis. Because all income and any realized gains must be distributed to shareholders each year, the bulk of net assets consists of Paid in Capital (money invested by shareholders). The amounts shown for Undistributed Net Investment Income and Accumulated Net Realized Gains usually approximate the sums the Fund had available to distribute to shareholders as income dividends or capital gains as of the statement date. Any Accumulated Net Realized Losses, and any cumulative excess of distributions over net income or net realized gains, will appear as negative balances. Unrealized Appreciation (Depreciation) is the difference between the market value of the Fund's investments and their cost, and reflects the gains (losses) that would be realized if the Fund were to sell all of its investments at their statement-date values.




---------------------------------------------------------------------------------------------
                                                                                      Market
                                                                                      Value*
Windsor Fund                                                           Shares          (000)
COMMON STOCKS (88.9%)
---------------------------------------------------------------------------------------------
Basic Materials (23.4%)
(1) AK Steel Holding Corp.                                          2,294,400        81,451
   Akzo Nobel NV ADR                                                  412,500        26,039
   Alcan Aluminium Ltd.                                             3,891,900       127,946
o(1)Alumax, Inc.                                                    2,352,600        75,577
   Aluminum Co. of America                                          5,632,400       330,199
   Arcadian Corp.                                                   1,085,900        26,740
o(1)Bethlehem Steel Corp.                                           8,495,800        69,028
(1) Bowater Inc.                                                    3,500,000       123,813
   British Steel PLC ADR                                            5,344,400       146,971
(1) Century Aluminum Co.                                            2,000,000        27,000
(1) Champion International Corp.                                    6,300,000       274,050


   Freeport-McMoRan, Inc.                                             842,200        26,845
(1) Freeport-McMoRan Resource Partners, LP                          6,549,100       113,791
o  Geneva Steel Class A                                             1,309,500         4,911
(1) Geon Co.                                                        2,480,000        48,670
(1) Georgia Gulf Corp.                                              3,705,300       100,043
(1) Georgia-Pacific Corp.                                           8,286,300       621,473
   IMC Global, Inc.                                                 1,617,000        60,637
   Inland Steel Industries, Inc.                                    1,929,200        31,108
o  Kemira Oy ADR                                                    1,994,000        43,370
(1) LTV Corp.                                                       7,302,600        74,852
(1) Lyondell Petrochemical Co.                                      7,410,600       157,475
(1) Mississippi Chemical Corp.                                      1,570,800        39,270
o(1)National Steel Corp. Class B                                    1,897,300        16,364
   Norsk Hydro AS ADR                                               1,660,900        76,194
(1) Reynolds Metals Co.                                             6,225,800       350,201
   Rouge Steel Co. Class A                                          1,395,300        28,429
o  Ryerson Tull, Inc. Class A                                       1,450,500        18,494
(1) Stone Container Corp.                                           9,470,000       144,418
(1) Terra Industries, Inc.                                          4,170,000        61,508
(1) Union Camp Corp.                                                5,408,900       263,684
   Union Carbide Corp.                                              2,542,600       108,378
o  WHX Corp.                                                          203,700         1,706
o(1)Weirton Steel                                                   3,719,500         7,904
---------------------------------------------------------------------------------------------
                                                                                  3,708,539
Capital Goods & Construction (3.8%)
   Case Corp.                                                       3,129,000       145,498
(1) Continental Homes Holding Corp.                                   687,900        11,178
(1) LaFarge Corp.                                                   5,471,500       101,907
   Lone Star Industries, Inc.                                         202,600         7,446
   MDC Holdings, Inc.                                                 498,600         3,677
(1) Owens Corning                                                   5,096,800       197,501
(1) Ryland Group, Inc.                                                925,200        11,912
   Southdown, Inc.                                                    366,600        10,036
(1) Standard Pacific Corp.                                          1,750,000         9,406
o(1)Toll Brothers, Inc.                                             1,787,300        30,608
o  USG Corp.                                                        1,669,100        49,238
o(1)U.S. Home Corp.                                                 1,100,000        23,788
---------------------------------------------------------------------------------------------
                                                                                    602,195
Consumer Cyclical (11.0%)
o  Burlington Coat Factory Warehouse Corp.                            421,500         5,163
o(1)Burlington Industries, Inc.                                     6,700,000        76,213
   Chrysler Corp.                                                  29,570,400       994,305
   Ford Motor Co.                                                  21,215,800       662,994
---------------------------------------------------------------------------------------------
                                                                                  1,738,675
Energy (11.9%)
   Amerada Hess Corp.                                                 518,400        28,706
   Atlantic Richfield Co.                                           2,177,000       288,453
(1) Burlington Resources, Inc.                                     12,531,000       631,249
(1) Cabot Oil & Gas Corp. Class A                                   2,255,200        34,956
(1) ENSERCH Corp.                                                   4,753,500       102,200
o  Enserch Exploration, Inc.                                        3,011,000        29,734
   Murphy Oil Corp.                                                 1,966,700        97,106
o  Seagull Energy Corp.                                             1,450,000        31,356
(1) USX-Marathon Group                                             24,027,200       525,595


   Ultramar Corp.                                                   1,875,700        53,692
(1) Valero Energy Corp.                                             2,688,100        63,842
---------------------------------------------------------------------------------------------
                                                                                  1,886,889
Financial (19.1%)
(1) H.F. Ahmanson & Co.                                             7,676,845       240,861
   Allstate Corp.                                                   6,113,100       343,098
   Bancorp Hawaii, Inc.                                               123,200         4,882
   Bear Stearns Co., Inc.                                           4,264,365       100,746
   Chase Manhattan Corp.                                              559,700        47,994
   CIGNA Corp.                                                      1,705,200       222,528
   Citicorp                                                         7,349,200       727,571
o  Coast Savings Financial, Inc.                                      431,600        14,189
(1) Equity Residential Properties Trust REIT                        2,178,900        80,074
   First Union Corp.                                                3,034,000       220,724
(1) Golden West Financial Corp.                                     5,652,100       366,680
(1) Great Western Financial Corp.                                   9,621,586       269,404
(1) IPC Holdings Ltd.                                               1,370,600        29,468
   KeyCorp                                                          1,072,923        50,025
   Mid Ocean Ltd.                                                     367,600        17,277
   NationsBank Corp.                                                2,391,700       225,418
   PartnerRe Ltd.                                                   2,116,200        60,576
---------------------------------------------------------------------------------------------
                                                                                  3,021,515
Health Care (1.9%)
   Rhone-Poulenc SA ADR                                            10,351,872       307,968
---------------------------------------------------------------------------------------------

Technology (11.3%)
o(1)Advanced Micro Devices, Inc.                                   12,879,500       228,611
o  Arrow Electronics, Inc.                                          1,080,000        51,435
o  Compaq Computer Corp.                                            6,994,000       486,957
o  Komag, Inc.                                                        446,300        12,274
   Nokia Corp. Pfd. ADR                                             5,833,400       270,524
o  Quantum Corp.                                                    1,466,000        29,503
o(1)Seagate Technology                                             10,552,108       704,353
---------------------------------------------------------------------------------------------
                                                                                  1,783,657
Transport & Services (3.3%)
o  America West Airlines, Inc.                                      1,454,200        16,723
o  AMR Corp.                                                        1,400,000       117,600
o(1)Continental Airlines-Class B                                    3,567,500        89,634
(1) Delta Air Lines, Inc.                                           4,072,000       288,603
(1) Maritrans Inc.                                                    739,000         4,526
---------------------------------------------------------------------------------------------
                                                                                    517,086
Utilities (2.5%)
   AT&T Corp.                                                       9,606,000       335,009
   Unicom Corp.                                                     2,321,499        60,359
---------------------------------------------------------------------------------------------
                                                                                    395,368
Miscellaneous (0.7%)                                                                115,463
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
TOTAL COMMON STOCKS
  (Cost $11,292,728)                                                             14,077,355
---------------------------------------------------------------------------------------------
CONVERTIBLE PREFERRED STOCKS (0.2%)
   Atlantic Richfield Cvt. 9.00% (Convertible into Lyondell
    Petrochemical Co.)                                                610,000        13,191
   Bethlehem Steel Corp. $5.00                                        123,900         6,381
   Reynolds Metals Co. $3.31                                          180,000         8,798
---------------------------------------------------------------------------------------------
TOTAL CONVERTIBLE PREFERRED STOCKS
  (Cost $30,648)                                                                     28,370
---------------------------------------------------------------------------------------------

U.S. GOVERNMENT OBLIGATION (1.3%)
---------------------------------------------------------------------------------------------


U.S. Treasury Note
   7.25%, 11/15/96
   (Cost $204,654)                                                   $204,500       204,627
---------------------------------------------------------------------------------------------
TEMPORARY CASH INVESTMENTS (9.7%)
Commercial Paper (4.7%)
   Abbott Laboratories
    5.23%, 11/5/96                                                     20,000        19,988
    5.30%, 11/14/96                                                    20,000        19,962
    5.312%, 11/6/96                                                    25,000        24,982
    5.343%, 12/30/96                                                   19,080        18,912
   AIG Funding Inc.
    5.333%, 11/26/96                                                   20,000        19,927
   The Coca Cola Co.
    5.33%, 11/7/96                                                     22,900        22,880
   Duke Power Co.
    5.317%, 11/12/96                                                   35,000        34,944
   E.I. du Pont de Nemours & Co.
    5.282%, 11/7/96                                                    25,000        24,978
    5.306%, 11/19/96                                                   50,000        49,870
    5.316%, 11/22/96                                                   50,000        49,848
   Emerson Electric
    5.279%, 11/4/96                                                    30,000        29,987
    5.286%, 11/12/96                                                   30,000        29,952
   General Electric Co.
    5.25%, 12/10/96                                                    50,000        49,709
    5.371%, 12/11/96                                                   50,000        49,702
   General Re Corp.
    5.366%, 12/24/96                                                  100,000        99,227
   Harvard University
    5.318%, 11/19/96                                                   25,000        24,935
    5.328%, 11/5/96                                                    35,000        34,980
    5.329%, 11/21/96                                                   30,000        29,913
   Hewlett-Packard Co.
    5.287%, 11/6/96                                                    50,000        49,964
   Metlife Funding Inc.
    5.317%, 11/13/96                                                   41,260        41,188
   Private Export Fund Corp.
    5.549%, 12/18/96                                                   25,000        24,825
---------------------------------------------------------------------------------------------
                                                                                    750,673

Federal Home Loan Bank (0.5%)
    5.389%, 11/20/96                                                   80,000        79,769
---------------------------------------------------------------------------------------------

Federal Home Loan Mortgage Corp. (1.8%)
---------------------------------------------------------------------------------------------
    5.20%, 12/9/96                                                     23,700         23,570
    5.284%, 11/20/96                                                   50,000         49,863
    5.288%, 11/15/96                                                   50,000         49,899
    5.289%, 11/19/96                                                   90,000         89,767
    5.294%, 11/14/96                                                   68,000         67,872
---------------------------------------------------------------------------------------------
      280,971
---------------------------------------------------------------------------------------------

Federal National Mortgage Assn. (0.9%)
   5.279%, 11/26/96                                                    40,000         39,856
   5.284%, 11/29/96                                                   100,000         99,597
---------------------------------------------------------------------------------------------
      139,453
---------------------------------------------------------------------------------------------

Student Loan Marketing Assn. (0.2%)
   5.337%, 12/13/96                                                    40,000        39,754
---------------------------------------------------------------------------------------------

Repurchase Agreement (1.6%)
---------------------------------------------------------------------------------------------


  Collateralized by U.S. Government Obligations in a Pooled
   Cash Account
   5.58%, 11/1/96                                                     247,923       247,923
---------------------------------------------------------------------------------------------
TOTAL TEMPORARY CASH INVESTMENTS
  (Cost $1,538,572)                                                               1,538,543
---------------------------------------------------------------------------------------------
TOTAL INVESTMENTS (100.1%)
  (Cost $13,066,602)                                                             15,848,895
OTHER ASSETS AND LIABILITIES (-0.1%)
---------------------------------------------------------------------------------------------
Other Assets--Notes C and F                                                         582,092
Liabilities--Note F                                                                (589,937)
---------------------------------------------------------------------------------------------
                                                                                     (7,845)
---------------------------------------------------------------------------------------------
NET ASSETS (100%)
Applicable to 932,473,612 outstanding
  $.01 par value shares
  (authorized 1,300,000,000 shares)                                             $15,841,050
=============================================================================================

NET ASSET VALUE PER SHARE                                                       $16.99

*See Note A in Notes to Financial Statements.
o Non-Income Producing Security.
(1)Considered an affiliated company as the Fund owns more than 5% of the outstanding voting securities of such company.
ADR--American Depository Receipt.

AT OCTOBER 31, 1996, NET ASSETS CONSISTED OF:
---------------------------------------------------------------------------
Paid in Capital                                      $11,707,454   $12.56
Undistributed Net Investment Income                      114,649      .12
Accumulated Net Realized Gains                         1,236,654     1.33
Unrealized Appreciation--Note E                        2,782,293     2.98
===========================================================================
NET ASSETS                                           $15,841,050   $16.99



Statement of Operations
This Statement shows dividend and interest income earned by the Fund during the reporting period, and details the operating expenses charged to the Fund. These expenses directly reduce the amount of investment income available to pay to shareholders as dividends. This Statement also shows any Net Gain (Loss) realized on the sale of investments, and the increase or decrease in the Unrealized Appreciation (Depreciation) on investments during the period.

--------------------------------------------------------------------------------
                                                               Windsor Fund
                                                                Year Ended
                                                             October 31, 1996
                                                                   (000)
--------------------------------------------------------------------------------
INVESTMENT INCOME
--------------------------------------------------------------------------------
Income
   Dividends                                                     $ 319,222
   Interest                                                        118,745
--------------------------------------------------------------------------------
      Total Income                                                 437,967
--------------------------------------------------------------------------------
Expenses
   Investment Advisory Fees--Note B
      Basic Fee                                                     18,816
      Performance Adjustment                                        (4,417)
   The Vanguard Group--Note C
      Management and Administrative                                 26,107
      Marketing and Distribution                                     2,505
   Taxes (other than income taxes)                                     962

   Custodian Fees                                                       19
   Auditing Fees                                                        21
   Shareholders' Reports                                               398
   Annual Meeting and Proxy Costs                                      153
   Directors' Fees and Expenses                                         43
--------------------------------------------------------------------------------
      Total Expenses                                                44,607
      Expenses Paid Indirectly--Note C                              (2,716)
--------------------------------------------------------------------------------
      Net Expenses                                                  41,891
--------------------------------------------------------------------------------
NET INVESTMENT INCOME                                              396,076
--------------------------------------------------------------------------------
REALIZED NET GAIN ON INVESTMENT SECURITIES SOLD                  1,243,836
--------------------------------------------------------------------------------
CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) OF
INVESTMENT SECURITIES                                            1,366,247
================================================================================
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS            $3,006,159
================================================================================



Statement of Changes in Net Assets
This Statement shows how the Fund's total net assets changed during the two most recent reporting periods. The Operations section summarizes information that is detailed in the Statement of Operations. The amounts shown as Distributions to shareholders from the Fund's net income and capital gains may not match the amounts shown in the Operations section, because distributions are determined on a tax basis and may be made in a period different from the one in which the income was earned or the gains were realized on the financial statements. The Capital Share Transactions section shows the amount shareholders invested in the Fund, either by purchasing shares or by reinvesting distributions, as well as the amounts redeemed. The corresponding numbers of Shares Issued and Redeemed are shown at the end of the Statement.

----------------------------------------------------------------------------
                                                          Windsor Fund
                                                     Year Ended October 31,
----------------------------------------------------------------------------
                                                        1996        1995
                                                       (000)        (000)
----------------------------------------------------------------------------
INCREASE IN NET ASSETS
Operations
   Net Investment Income                          $  396,076     $   360,056
   Realized Net Gain                               1,243,836       1,167,670
   Change in Unrealized Appreciation
(Depreciation)                                     1,366,247         425,123
----------------------------------------------------------------------------
      Net Increase in Net Assets Resulting
from Operations                                    3,006,159       1,952,849
----------------------------------------------------------------------------
Distributions
   Net Investment Income                            (406,918)       (352,640)
   Realized Capital Gain                          (1,165,890)       (673,435)
----------------------------------------------------------------------------
      Total Distributions                         (1,572,808)     (1,026,075)
----------------------------------------------------------------------------
Capital Share Transactions(1)
   Issued                                          1,866,840       1,283,038
   Issued in Lieu of Cash Distributions            1,499,031         976,040
   Redeemed                                       (1,965,937)     (1,584,392)
----------------------------------------------------------------------------
      Net Increase from Capital Share
Transactions                                       1,399,934         674,686
----------------------------------------------------------------------------
   Total Increase                                  2,833,285       1,601,460
----------------------------------------------------------------------------
Net Assets
   Beginning of Year                              13,007,765      11,406,305
============================================================================
   End of Year                                   $15,841,050     $13,007,765

(1)Shares Issued (Redeemed)
   Issued                                            121,079          89,000
   Issued in Lieu of Cash Distributions              102,408          75,852
   Redeemed                                         (127,266)       (112,335)
============================================================================
      Net Increase in Shares Outstanding              96,221          52,517
============================================================================



Financial Highlights
This table summarizes the Fund's investment results and distributions to shareholders on a per-share basis. It also presents the Fund's Total Return and shows net investment income and expenses as percentages of average net assets. These data will help you assess: the variability of the Fund's net income and total returns from year to year; the relative contributions of net income and capital gains to the Fund's total return; how much it costs to operate the Fund; and the extent to which the Fund tends to distribute capital gains.
     The table also shows the Portfolio Turnover Rate, a measure of trading activity. A turnover rate of 100% means that the average security is held in the Fund for one year. Finally, the table lists the Fund's Average Commission Rate Paid, a disclosure required by the SEC beginning in 1996. This rate is calculated by dividing total commissions paid on portfolio securities by the total number of shares purchased and sold on which commissions were charged.

----------------------------------------------------------------------------------------------------------------------------
                                                                                Windsor Fund
                                                                           Year Ended October 31,
----------------------------------------------------------------------------------------------------------------------------
For a Share Outstanding
Throughout Each Year                                  1996              1995            1994             1993          1992
Net Asset Value, Beginning of Year                  $15.55            $14.55          $14.95           $12.37        $12.79
----------------------------------------------------------------------------------------------------------------------------
Investment Operations
   Net Investment Income                               .43               .44             .44              .37           .49
   Net Realized and Unrealized Gain
(Loss) on Investments                                 2.85              1.86             .42             2.98           .50
----------------------------------------------------------------------------------------------------------------------------
      Total from Investment Operations                3.28              2.30             .86             3.35           .99
----------------------------------------------------------------------------------------------------------------------------
Distributions
   Dividends from Net
Investment Income                                     (.46)             (.44)           (.37)            (.39)         (.57)
   Distributions from Realized
Capital Gains                                        (1.38)             (.86)           (.89)            (.38)         (.84)
----------------------------------------------------------------------------------------------------------------------------
      Total Distributions                            (1.84)            (1.30)          (1.26)            (.77)        (1.41)
Net Asset Value, End of Year                        $16.99            $15.55          $14.55           $14.95        $12.37
Total Return                                         23.16%            17.80%           6.35%           28.29%         9.30%
============================================================================================================================

Ratios/Supplemental Data
   Net Assets, End of Year
(Millions)                                         $15,841           $13,008         $11,406          $10,537        $8,250
   Ratio of Total Expenses to
Average Net Assets--Note C                            0.31%             0.45%           0.45%            0.40%         0.26%
   Ratio of Net Investment
Income to Average Net Assets                         2.75%             3.01%           3.11%            2.68%         3.89%
   Portfolio Turnover Rate                             34%               32%             34%              25%           32%
   Average Commission Rate Paid                    $.0579               N/A             N/A              N/A           N/A
----------------------------------------------------------------------------------------------------------------------------



Notes to Financial Statements

Vanguard/Windsor Fund is registered under the Investment Company Act of 1940 as a diversified open-end investment company, or mutual fund.

A. The following significant accounting policies conform with generally accepted accounting principles for mutual funds. The Fund consistently follows such policies in preparing its financial statements.
     1. Security Valuation: Securities listed on an exchange are valued at the latest quoted sales prices as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time) on the valuation date; such securities not traded on the valuation date are valued at the mean of the latest quoted bid and asked prices. Securities not listed on an exchange are valued at the latest quoted bid prices. Bonds, and temporary cash investments acquired over 60 days to maturity, are valued using the latest bid prices or using valuations based on a matrix system (which considers such factors as security prices, yields, maturities, and ratings), both as furnished by independent pricing services. Other temporary cash investments are valued at amortized cost, which approximates market value.
     2. Federal Income Taxes: The Fund intends to continue to qualify as a regulated investment company and distribute all of its taxable income. Accordingly, no provision for Federal income taxes is required in the financial statements.
     3. Repurchase Agreements: The Fund, along with other members of The Vanguard Group, transfers uninvested cash balances to a Pooled Cash Account, which is invested in repurchase agreements secured by U.S. Government securities. Securities pledged as collateral for repurchase agreements are held by a custodian bank until the agreements mature. Each agreement requires that the market value of the collateral be sufficient to cover payments of interest and principal; however, in the event of default or bankruptcy by the other party to the agreement, retention of the collateral may be subject to legal proceedings.
     4. Distributions: Distributions to shareholders are recorded on the ex-dividend date.
     5. Other: Dividend income is recorded on the ex-dividend date. Security transactions are accounted for on the date securities are bought or sold. Costs used to determine realized gains (losses) on the sale of investment securities are those of the specific securities sold.

B. Under a contract that expires July 31, 1998, the Fund pays Wellington Management Company, LLP an investment advisory fee calculated at an annual percentage rate of average net assets. The basic fee is subject to quarterly adjustments based on performance relative to the S&P 500 Index. For the year ended October 31, 1996, the advisory fee represented an effective annual basic rate of 0.13% of the Fund's average net assets before a decrease of $4,417,000 (0.03%) based on performance. The basic fee reflects a fee waiver of $2,616,000 (0.02%) during the period January 1, 1996, to July 31, 1996.

C. The Vanguard Group furnishes at cost corporate management, administrative, marketing, and distribution services. The costs of such services are allocated to the Fund under methods approved by the Board of Directors. At October 31, 1996, the Fund had contributed capital of $1,450,000 to Vanguard (included in Other Assets), representing 7.2% of Vanguard's capitalization. The Fund's directors and officers are also directors and officers of Vanguard.
     Vanguard has asked the Fund's investment adviser to direct certain portfolio trades, subject to obtaining the best price and execution, to brokers who have agreed to rebate to the Fund part of the commissions generated. Such rebates are used solely to reduce the Fund's administrative expenses. For the year ended October 31, 1996, these arrangements reduced the Fund's expenses by $2,716,000 (0.02% of average net assets).

D. During the year ended October 31, 1996, the Fund purchased $5,268,883,000 of investment securities and sold $4,290,314,000 of investment securities, not counting U.S. Government securities and temporary cash investments.

E. At October 31, 1996, net unrealized appreciation of investment securities for financial reporting and Federal income tax purposes was $2,782,293,000, consisting of unrealized gains of $3,327,206,000 on securities that had risen in value since their purchase and $544,913,000 in unrealized losses on securities that had fallen in value since their purchase.

F. The market value of securities on loan to broker/dealers at October 31, 1996, was $438,709,000, for which the Fund held cash collateral of $456,161,000.



Report Of Independent Accountants


To the Shareholders and
Board of Directors of
Vanguard/Windsor Fund

In our opinion, the accompanying statement of net assets and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Vanguard/Windsor Fund (the "Fund") at October 31, 1996, and the results of its operations, the changes in its net assets and the financial highlights for each of the periods indicated, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 1996 by correspondence with the custodian and brokers and the application of alternative auditing procedures where confirmations from brokers were not received, provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Thirty South Seventeenth Street
Philadelphia, Pennsylvania 19103

December 2, 1996



   Special 1996 Tax Information (unaudited)
   Vanguard/Windsor Fund
   This information for the fiscal year ended October 31, 1996, is included pursuant to provisions of the Internal Revenue Code.
       The Fund designates $1,038,544,000 as capital gain dividends (from net long-term capital gains), which will be distributed in December 1996.
       For corporate shareholders, 49.9% of investment income (dividend income plus short-term gains, if any) qualifies for the dividends-received deduction.

All comparative mutual fund data are from Lipper Analytical Services, Inc. or Morningstar unless otherwise noted.

                           VOTE THIS PROXY CARD TODAY!
                                                ------
                    YOUR PROMPT RESPONSE WILL SAVE YOUR FUND
                       THE EXPENSE OF ADDITIONAL MAILINGS


      +     Please fold and detach card at perforation before mailing     +



Please refer to the Proxy Statement discussion of this matter.
IF NO SPECIFICATION IS MADE, THE PROXY SHALL BE VOTED FOR THE PROPOSAL.
                                                      ---
As to any other matter, said attorneys shall vote in accordance with their best judgment.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOLLOWING PROPOSAL:
                                         ---
Please vote by filling in the appropriate box below, as shown, using blue or black ink or dark pencil. Do not use red ink. [ ]

                                                                            FOR         AGAINST         ABSTAIN
1.       To approve an Agreement and Plan of                                [ ]           [ ]             [ ]
         Reorganization providing for the acquisition of
         substantially all the assets of Gemini II, Inc. (the "Fund") by the
         Windsor Fund series of Vanguard/ Windsor Funds ("Windsor Fund") in exchange for shares of Windsor Fund, and the liquidation and dissolution of the Fund.

                           VOTE THIS PROXY CARD TODAY!
                                                ------
                    YOUR PROMPT RESPONSE WILL SAVE YOUR FUND
                       THE EXPENSE OF ADDITIONAL MAILINGS


      +     Please fold and detach card at perforation before mailing     +


GEMINI II, INC. ("FUND")
PROXY SOLICITED BY THE BOARD OF DIRECTORS

The undersigned, revoking previous proxies, hereby appoints John C. Bogle, J. Lawrence Wilson and Raymond J. Klapinsky, or any one or more of them, attorneys, with full power of substitution, to vote all shares of the Fund which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held in the Majestic Building, Room 118A, Vanguard Financial Center, 100 Vanguard Boulevard, Malvern, PA on June 18, 1997 at 9:30 A.M., E.T., and at any adjournments thereof. All powers may be exercised by a majority of said proxy holders or substitutes voting or acting or, if only one votes and acts, then by that one. This Proxy shall be voted on the proposal described in the Proxy Statement as specified on the reverse side. Receipt of the Notice of the Meeting and the accompanying Proxy Statement is hereby acknowledged.


                                              PLEASE SIGN, DATE AND RETURN
                                             PROMPTLY IN ENCLOSED ENVELOPE.


                                        Date _________________
                                        NOTE: Please sign exactly as your name
                                        appears on this Proxy. When signing in a fiduciary capacity, such as executor, administrator, trustee, attorney, guardian, etc., please so indicate. Corporate and partnership proxies should be signed by an authorized person indicating the person's title.

                                      _________________________________________
                                      |                                        |
                                      |                                        |
                                      |                                        |
                                      |                                        |
                                      |                                        |
                                      |________________________________________|
                                      Signature(s) (and Title(s), if applicable)

                          VANGUARD/WINDSOR FUNDS, INC.
                               WINDSOR FUND SERIES

                       REGISTRATION STATEMENT ON FORM N-14
                                     PART C
                                OTHER INFORMATION



ITEM 15. INDEMNIFICATION

         Article TENTH of the Registrant's Amended and Restated Articles of Incorporation provides as follows:

         "TENTH: (a) The Corporation shall indemnify its directors and officers to the fullest extent allowed, and in the manner provided, by Maryland Law, including the advancing of expenses incurred in connection therewith. Such indemnification shall be in addition to any other right or claim to which any director or officer may otherwise be entitled. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or who, while a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against and incurred by such person in any such capacity or arising out of such person's position, whether or not the corporation would have had the power to indemnify such liability.

         (b) Nothing in this Article protects or purports to protect, or may be interpreted or construed to protect, any director or officer against any liability to the corporation or its security holders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

         (c) Each section or portion thereof of this Article shall be deemed serverable from the remainder, and the invalidity of any such section or portion shall not affect the validity of the remainder of this Article"


ITEM 16. EXHIBITS

         (1) Copies of charter (Articles of Incorporation) of registrant as now in effect:

             Previously Filed on December 11, 1984, File No. 811-4168

         (2)  Copies of existing by-laws:

              Previously Filed on December 11, 1984, File No. 811-4168

         (3) Copies of any voting trust agreement affecting more than five percent of any class of equity securities of the registrant.

              Not Applicable

         (4)  Copies of the Agreement and Plan of Reorganization:

              Included in the Registration Statement as Exhibit A to the Combined Proxy Statement/Prospectus

         (5) Copies of all instruments defining the rights of holders of securities being registered:

              Previously Filed (see 1 and 2 above) Article 5, Section A of Articles of Incorporation and Article 2 of the By-Laws.

         (6) Copies of all investment advisory contracts relating to the management of the assets of the Registrant:

              Agreement between Registrant and Wellington Management Company LLP dated August 1, 1996, is filed herewith as Exhibit ____.

         (7)  Copies of each underwriting or distribution Contract:

              Not Applicable

         (8) Copies of all bonus profit sharing pension or other similar arrangements wholly or partly for the benefit of Directors and Officers:

              Not Applicable

         (9)  Copies of all custodian agreements and depository contracts:

              Previously filed  on December 11, 1984, File No. 811-4168

         (10) Copies of any 12b-1 Plans

              Not Applicable

         (11) An opinion and consent of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully-paid and non-assessable:

              Filed Herewith as Exhibit No. ________

         (12) A copy of the private letter ruling from the Internal Revenue Service supporting the tax matters discussed in the Combined Proxy Statement/Prospectus:

              Filed Herewith as Exhibit No. ________

         (13) Copies of other material contracts:

              Not Applicable

         (14) Copies of any other opinions, appraisals or rulings and consents to their use relied on in preparing the Registrant Statement and required by
Section 7 of the 1933 Act are included by Section 7 of the 1933 Act are included as Exhibit 14 to the Registration Statement.

              Filed herewith as Exhibit No. 14

         (15) All financial statements omitted pursuant to item 14(a)(1):

              Not Applicable

         (16) Manually signed copies of any power of attorney pursuant to which the name of any person has been signed to the Registration Statement.

              Previously Filed on ________, 199_

         (17) Any other Exhibits:

              A copy of the Registrant's Rule 24F-2 declaration in included as Exhibit ____ to the Registration Statement


ITEM 17. UNDERTAKINGS

         (i) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of this Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (ii) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

         As required by the Securities Act of 1933 this Registration
Statement has been signed on behalf of the Registrant, thereunto duly authorized, in the Town of Malvern and the Commonwealth of Pennsylvania, on the 25th day of March, 1997.

Vanguard/Windsor Funds, Inc.

BY:  (Raymond J. Klapinsky) John J. Brennan, President and Chief Executive
     Officer

         As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

BY:      (Raymond J. Klapinsky)
         John C. Bogle*, Chairman of the Board and Director

         March 25, 1997


BY:      (Raymond J. Klapinsky)
         John J. Brennan*, President and Chief Executive Officer

         March 25, 1997


BY:      (Raymond J. Klapinsky)
         (Robert E. Cawthorn*, Director

         March 25, 1997


BY:      (Raymond J. Klapinsky)
         Barbara B. Hauptfuhrer*, Director

* Power of Attorney, March 25, 1997

         March 25, 1997


BY:      (Raymond J. Klapinsky)
         Bruce K. MacLaury*, Director

         March 25, 1997


BY:      (Raymond J. Klapinsky)
         Burton G. Malkiel*, Director

         March 25, 1997


BY:      (Raymond J. Klapinsky)
         Alfred M. Rankin, Jr.*, Director

         March 25, 1997

BY:      (Raymond J. Klapinsky)
         John C. Sawhill*, Director

         March 25, 1997


BY:      (Raymond J. Klapinsky)
         James O. Welch, Jr.*, Director

         March 25, 1997


BY:      (Raymond J. Klapinsky)
         J. Lawrence Wilson*, Director

         March 25, 1997


BY:      (Raymond J. Klapinsky)
         Richard F. Hyland*, Treasurer and Principal Financial Officer and Accounting Officer

         March 25, 1997

BY:      Raymond J. Klapinsky
         Raymond J. Klapinsky, Secretary

         March 25, 1997



* By Power of Attorney. See File Number 2-14336, January 23, 1990. Incorporated by Reference.